Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BURGER KING HOLDINGS, INC.
at
$24.00 Net Per Share
by
BLUE ACQUISITION SUB, INC.,
a direct wholly-owned subsidiary of
BLUE ACQUISITION HOLDING CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 14, 2010, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of September 2, 2010 (which we refer to as the “Merger Agreement”), by and among Blue Acquisition Holding Corporation, a Delaware corporation (which we refer to as “Parent”), Blue Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (which we refer to as “Purchaser”), and Burger King Holdings, Inc., a Delaware corporation (which we refer to as “Burger King”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Burger King (which we refer to as “Shares”) at a price of $24.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in this offer to purchase (which we refer to as this “Offer to Purchase”) and the related letter of transmittal (which we refer to as the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Burger King (which we refer to as the “Merger”), with Burger King continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or Burger King or by any stockholder of Burger King who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. In certain cases, Parent, Purchaser and Burger King have agreed to proceed with a one-step merger transaction if the Offer is not completed. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

After careful consideration, the board of directors of Burger King (which we refer to as the “Burger King Board”) unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Burger King. The Burger King Board unanimously recommends that stockholders of Burger King accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement to approve the Merger.

The Offer is conditioned upon, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to midnight New York City time, on October 14, 2010 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares, together with any Shares then owned by Parent and its subsidiaries, that equals at least 79.1% of the outstanding Shares as of the Expiration Date, and (b) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A. and Barclays Bank PLC (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable, in the aggregate, to Parent and Purchaser), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and the Merger. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

A summary of the principal terms of the Offer appears on pages 1 through 7. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

September 16, 2010

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to BNY Mellon Shareowner Services, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D. F. King & Co., Inc., as information agent for the Offer (which we refer to as the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (which we refer to as the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a direct wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding Shares at a price of $24.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, which, together with any supplements, collectively constitute the Offer. The following are some questions you, as a stockholder of Burger King, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Blue Acquisition Sub, Inc., or Purchaser, a direct wholly-owned subsidiary of Blue Acquisition Holding Corporation, or Parent, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Burger King. Parent is controlled by 3G Special Situations Fund II, L.P. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Burger King. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger after consummation of the Offer. Upon consummation of the Merger, Burger King would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $24.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What does the Burger King Board recommend?

After careful consideration, the Burger King Board unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Burger King. The Burger King Board unanimously recommends that stockholders of Burger King accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement to approve the Merger.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Burger King” and Burger King’s Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) to be filed with the SEC and furnished to stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	that the number of Shares that have been validly tendered and not validly withdrawn prior to the Expiration Date, together with any Shares then owned by Parent and its subsidiaries, equals at least 79.1% of the Shares outstanding as of the Expiration Date (the “Minimum Tender Condition”);

•	the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the consummation of the Offer or the Merger not being unlawful under certain foreign merger control laws;

•	the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A. and Barclays Bank PLC (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable, in the aggregate, to Parent and Purchaser), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and the Merger (the “Financing Proceeds Condition”);

•	that since September 2, 2010, there has not occurred any change, event or occurrence that has had or would reasonably be expected to have a “Material Adverse Effect” (as defined below);

•	that as of immediately prior to the Expiration Date, Burger King is solvent (determined before giving effect to the incurrence of the debt financing and the consummation of the transactions contemplated by the Merger Agreement and the debt financing);

•	that if Parent and Purchaser will not collectively own at least 90% of the Shares immediately after the completion of the Offer and, therefore, the exercise of the Top-Up (as defined below) is necessary to ensure that Parent and Purchaser collectively own at least 90% of the Shares immediately after the completion of the Offer, there shall not exist under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares;

•	that the Burger King Board has not changed its recommendation that holders of Shares tender their shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger; and

•	that the Merger Agreement has not been terminated in accordance with its terms.

The offer is also subject to other conditions. See Section 9 — “Source and Amount of Funds” and Section 15 — “Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Purchaser estimates that it will need up to approximately $3.33 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, and an additional $729 million to repay indebtedness of Burger King at the closing of the Merger. Purchaser has received a commitment from its lenders to provide it with a senior secured credit facility in an aggregate amount of $1.90 billion (which we refer to as the “Senior Secured Facilities”), comprised of a

$1.75 billion term loan facility and a $150 million revolving credit facility. Additionally, Purchaser will either (i) issue and sell senior unsecured notes (which we refer to as the “Senior Notes”) in a Rule 144A or other private placement on or prior to the closing of the Offer yielding at least $900 million in gross cash proceeds, or (ii) if and to the extent Purchaser does not, or is unable to issue Senior Notes yielding at least $900 million in gross cash proceeds on or prior to the closing of the Offer, obtain up to $900 million, less the amount of Senior Notes, if any, issued on or prior to the closing of the Offer, in loans under a new senior unsecured bridge facility (which we refer to as the “Bridge Facility” and together with the Senior Secured Facilities, the “Credit Facilities”). Subject to certain conditions, the Credit Facilities will be available to Purchaser to finance the Offer and the Merger, repay or refinance certain existing indebtedness of Burger King and pay related fees and expenses and provide for funding of Burger King. In addition, Parent has obtained a $1.5 billion equity commitment from 3G Special Situations Fund II, L.P. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitments, which together with proceeds of the Credit Facilities and the Senior Notes will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer. See Section 9 — “Source and Amount of Funds.”

If the Merger Agreement is terminated in the circumstance in which we do not receive the proceeds of the debt financing commitments, Purchaser may be obligated to pay Burger King a termination fee of $175 million.

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender in the Offer?

You will have until midnight, New York City time, on October 14, 2010, to tender your Shares in the Offer, subject to extension of the Offer or the earlier termination of the Offer, each in accordance with the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two NYSE (as defined below) trading days. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond March 2, 2011.

Pursuant to the Merger Agreement, we are required to extend the Offer beyond the initial Expiration Date:

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the New York Stock Exchange (which we refer to as the “NYSE”) applicable to the Offer;

•	if at the initial Expiration Date, any condition of the Offer is not satisfied or waived, for 10 business days; provided, however, that, if the only condition of the Offer not satisfied at such time is the Financing Proceeds Condition, then the Offer may be extended, at our option, for less than 10 business days;

•	subject to the next paragraph, if at any then scheduled Expiration Date, any condition of the Offer is not satisfied or waived, in consecutive increments of up to five business days (or such longer period as Burger King, Purchaser and Parent may agree); and

•	if the Proxy Statement Clearance Date (defined below) has not occurred on or prior to November 24, 2010, then at Parent’s or Burger King’s request the Offer will be extended in increments of up to five business days (or such longer period as the parties may agree) each until the Proxy Statement Clearance Date, subject to Burger King’s right to terminate the Merger Agreement.

“Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Burger King related to the adoption of the Merger Agreement by the stockholders of Burger King, including the first date following the tenth calendar day following the filing of the preliminary proxy statement if the SEC has not informed Burger King that it intends to review the proxy statement. In no event will we be required to extend the Offer or the Expiration Date beyond March 2, 2011.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within two NYSE trading days. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after November 15, 2010, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Burger King continue as a public company?

No. Following the purchase of Shares in the Offer, we plan to immediately consummate the Merger. If the Merger takes place, Burger King will no longer be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that Burger King common stock will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be a public trading market for the common stock of Burger King, and Burger King, may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

If you do not complete the Offer, will you nevertheless complete the Merger?

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer after receipt of the approval of a majority of the stockholders of Burger King for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, other than the addition of a condition that stockholders have adopted the Merger Agreement and the inapplicability of (i) the Minimum Tender Condition and (ii) the Financing Proceeds Condition.

If we do not complete the Offer, Burger King has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time.

If I object to the price being offered, will I have appraisal rights?

You will not have appraisal rights in the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you have and choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12 — “Purpose of the Offer; Plans for Burger King.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, then stockholders not tendering their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares and that no appraisal rights will be available. If the Merger does not take place, however, the number of stockholders and the number of Shares that are held by the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Burger King may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 1, 2010, the last trading day before we announced the Offer, the last sale price of the common stock of Burger King reported on the NYSE was $18.86 per Share. In addition, on August 31, 2010, the date on which news articles ran in the evening reporting rumors that Burger King was considering a sale of the company, the last sale price of the common stock of Burger King reported on the NYSE was $16.45 per Share. On September 15, 2010, the last trading day before we commenced the Offer, the last sale price of the Shares reported on the NYSE was $23.72 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, certain private equity funds affiliated with each of TPG Capital, Bain Capital Partners and Goldman, Sachs & Co. entered into stockholder tender agreements with Burger King (which we refer to collectively as the “Stockholder Tender Agreements”) pursuant to which such stockholders have agreed to tender their Shares in the Offer upon the terms and subject to the conditions of such agreements and, if requested by Parent, to enter into customary voting agreements with Parent to vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger, if necessary. The Shares subject to the Stockholder Tender Agreements comprise approximately 31% of the outstanding Shares. The Stockholder Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. See Section 12 — “Purpose of the Offer; Plans for Burger King.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $24.00 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the Top-Up and when could it be exercised?

If Parent, Purchaser and any of their respective affiliates acquire at least 90% of the outstanding Shares, including through exercise of the Top-Up, Purchaser will complete the Merger through the “short form” procedures available under Delaware law. Burger King has granted to Purchaser an irrevocable right (which we refer to as the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from Burger King the number of Shares that, when added to the Shares already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes one Share more than 90% of the then outstanding Shares. See Section 12 — “Purpose of the Offer; Plans for Burger King” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (which we refer to as “Options”), including options that were granted under any Burger King stock plan. Pursuant to the Merger Agreement, each Option having an exercise price per Share that is less than the Offer Price and that is outstanding and unexercised immediately prior to the earlier of the completion of the Offer or the Merger will be canceled without any action on the part of the holder of such Option in consideration for the right at such time to receive, as promptly as reasonably practicable, an amount in cash, less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to such Option. Options with an exercise price that is equal to or greater than the Offer Price will be, upon the consummation of the Merger, canceled without consideration. See Section 11 — “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units (including deferred stock units). Upon the earlier of the completion of the Offer or the Merger, each outstanding restricted stock unit granted pursuant to Burger King’s equity compensation plans will be canceled in consideration for the right to receive a cash payment equal to the Offer Price, less any applicable withholding of taxes. See Section 11 — “The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you are a United States Holder (as defined below) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for at least one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent for the Offer, toll-free at (800) 714-3313. Banks and brokers may call collect at (212) 269-5550.

INTRODUCTION

Blue Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Blue Acquisition Holding Corporation (“Parent”), a Delaware corporation which is controlled by 3G Special Situations Fund II, L.P., hereby offers to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Burger King Holdings, Inc., a Delaware corporation (“Burger King”), at a price of $24.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, on October 14, 2010 (which we refer to as the “Expiration Date,” unless the Offer is extended, in which event the term “Expiration Date” means the latest time and date on which the Offer, so extended, expires) or terminated in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 2, 2010 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Burger King. The Merger Agreement provides that Purchaser will be merged with and into Burger King (which we refer to as the “Merger”), with Burger King continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (which we refer to as the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (which we refer to as the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Burger King, Purchaser or Parent, all of which will be canceled, and other than Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (which we refer to as the “DGCL”)) will be converted into the right to receive $24.00 in cash, without interest and less any applicable withholding taxes (which we refer to as the “Merger Consideration”). The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options, restricted stock units and other equity securities of Burger King.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of BNY Mellon Shareowner Services, as depositary for the Offer (which we refer to as the “Depositary”), and D.F. King & Co., Inc., as information agent for the Offer (which we refer to as the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

After careful consideration, the board of directors of Burger King (which we refer to as the “Burger King Board”) unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Burger King. The Burger King Board unanimously recommends that stockholders of Burger King accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement to approve the Merger.

A more complete description of the Burger King Board reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Burger King’s Solicitation/Recommendation Statement on Schedule 14D-9 under the United States Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) that the number of Shares that have been validly tendered and not validly withdrawn prior to the Expiration Date, together with any Shares then owned by Parent and its subsidiaries, equals at least 79.1% of the Shares outstanding as of the Expiration Date (which we refer to as the “Minimum Tender Condition”); (ii) the expiration or termination of applicable waiting periods under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the consummation of the Offer or the Merger not being unlawful under certain foreign merger control laws; (iii) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A. and Barclays Bank PLC (which we refer to as the “Debt Commitment Letter”), a copy of which has been filed as Exhibit (d)(5) to the Schedule TO, which is incorporated herein by reference (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable, in the aggregate, to Parent and Purchaser), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and the Merger (the “Financing Proceeds Condition”); (iv) that if Parent or Purchaser will not own at least 90% of the Shares immediately after the completion of the Offer and, therefore, the exercise of the Top-Up (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the Shares immediately after the completion of the Offer, there shall not exist under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares; (v) that since September 2, 2010, there has not occurred any change, event or occurrence that has had or would reasonably be expected to have a “Material Adverse Effect” (as defined below); (vi) that as of immediately prior to the Expiration Date, Burger King is solvent (determined before giving effect to the incurrence of the debt financing and the consummation of the transactions contemplated by the Merger Agreement and the debt financing); (vii) that the Burger King Board has not changed its recommendation that holders of Shares tender their shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger; and (viii) that the Merger Agreement has not been terminated in accordance with its terms. The offer is also subject to other conditions. See Section 9 — “Source and Amount of Funds” and Section 15 — “Conditions of the Offer.”

Burger King has advised Parent that, on September 13, 2010, 136,465,856 Shares were issued and outstanding, 3,234,722 Shares were issuable pursuant to vested stock option grants with an exercise price no more than the Offer Price (which we refer to as the “Options”). For more information about the Stockholder Tender Agreements, see Section 11 — “The Merger Agreement; Other Agreements.” Assuming that no Shares are issued after September 13, 2010 and all Options are exercised, there would be 109,700,579 Shares outstanding and the Minimum Tender Condition would be satisfied if at least 109,700,579 Shares are validly tendered and not withdrawn prior to the initial Expiration Date (including the 42,612,998 Shares subject to the Stockholder Tender Agreements).

Pursuant to the Merger Agreement, effective upon the closing of the Offer, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the Burger King Board that is equal to the total number of directors on the Burger King Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of shares then outstanding, and Burger King will cause Parent’s designees to be elected or appointed to the Burger King Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, Burger King will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Burger King Board, to the fullest extent permitted by applicable law and the rules of the New York Stock Exchange (which we refer to as the “NYSE”). Information concerning Purchaser’s designees to the Burger King Board is set forth in the Information Statement attached as Annex III to the Schedule 14D-9.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including pursuant the Top-Up (as defined below), if applicable, Purchaser may consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of Burger King’s other stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of Burger King’s stockholders for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, other than the addition of the stockholder approval requirement and the inapplicability of (i) the Minimum Tender Condition and (ii) the Financing Proceeds Conditions. See Section 11 — “The Merger Agreement; Other Agreements.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the Financing Proceeds Condition and the other conditions set forth in Section 15 — “Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of Burger King). The Merger Agreement provides that Purchaser will extend the Offer for ten business days; provided, however, that if the only condition of the Offer not satisfied at such time is the Financing Proceeds Condition, then the Offer may be extended, at our option, for less than 10 business days; (or such other period as the parties may agree). Thereafter, if at any then scheduled Expiration Date, any Offer condition is not satisfied or waived, Purchaser will extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer periods as the parties may agree) each. If the Proxy Statement Clearance Date has occurred on or prior to November 24, 2010, then no extension will be required after November 24, 2010; however, if the Proxy Statement Clearance Date has not occurred on or prior to November 24, 2010, then Purchaser, upon a request by Parent or Burger King, will extend the Offer in increments of up to five business days (or such longer period as the parties may agree) each until the Proxy Statement Clearance Date. Purchaser has agreed that it will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NYSE applicable to the Offer. In no event will we be required to extend the Offer beyond March 2, 2011.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the conditions set forth in Section 15 — “Conditions of the Offer” have occurred, (ii) to waive any condition to the Offer (other than the Minimum Tender Condition) or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

Burger King has provided Purchaser with Burger King’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Burger King’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to promptly pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Share Certificates”) or confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (which we refer to as the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or

Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a Burger King stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP)

and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, what we refer to as an “Eligible Institution” and collectively what we refer to as “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i. such tender is made by or through an Eligible Institution;

ii. a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Pursuant to the Merger Agreement, Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Tender Condition and therefore it is preferable for shares to be tendered by the other methods described herein.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Burger King’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (which we refer to as “IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined below) must provide the Depositary with such stockholder’s correct taxpayer identification number (which we refer to as “TIN”) and certify that such stockholder is not subject to backup withholding by completing IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders (as defined below) surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established to the satisfaction of the Depositary. Each tendering non-United States Holder (as defined below) should submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after November 15, 2010, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share

Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded.  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	any holder of Shares that entered into a Stockholder Tender Agreement as part of the transactions described in this Offer to Purchase; or

•	any holder of Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on the NYSE under the symbol “BKC.” The Shares have been listed on the NYSE since May 18, 2006.

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on the NYSE.

	High	Low

Year Ending June 30, 2011
July 1, 2010 to September 15, 2010	$23.77	$16.31

Year Ended June 30, 2010:
First Quarter	$19.50	$15.61
Second Quarter	19.13	16.63
Third Quarter	21.51	17.10
Fourth Quarter	22.19	16.80

Year Ended June 30, 2009:
First Quarter	$30.95	$22.77
Second Quarter	24.93	16.56
Third Quarter	24.48	19.21
Fourth Quarter	24.10	15.85

On September 1, 2010, the last trading day before Burger King announced that Parent and Burger King had entered into the Merger Agreement, the last sale price of Shares reported on the NYSE was $18.86 per share; therefore, the Offer Price of $24.00 per share represents a premium of approximately 28% over such price. In addition, on August 31, 2010, the date on which news articles ran in the evening reporting rumors that Burger King was considering a sale of the company, the last sale price of the common stock of Burger King reported on the NYSE was $16.45 per Share. The Offer Price represents a premium of approximately 46% over this unaffected price. On September 15, 2010, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on the NYSE was $23.72 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

During each quarter of fiscal 2009 and 2010, Burger King paid a quarterly cash dividend of $0.0625 per Share. Under the terms of the Merger Agreement, Burger King is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing, other than the payment of the fiscal 2011 first quarter dividend of $0.0625 per Share, which was declared on August 19, 2010 and is payable on September 30, 2010 to stockholders of record on September 14, 2010.

7.	Certain Information Concerning Burger King.

The following description of Burger King and its business has been taken from Burger King’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and is qualified in its entirety by reference to such report.

General.  Burger King is a Delaware corporation formed on July 23, 2002. Its restaurant system includes restaurants owned by Burger King and by franchisees. Burger King is the world’s second largest fast food hamburger restaurant (which we refer to as “FFHR”) chain as measured by the total number of restaurants and system-wide sales. As of June 30, 2010, Burger King owned or franchised a total of 12,174 restaurants in 76 countries and United States territories, of which 1,387 restaurants were its own restaurants and 10,787 were owned by its franchisees. Of these restaurants, 7,258 or 60% were located in the United States and 4,916 or 40% were located in international markets. Burger King’s restaurants feature flame-broiled hamburgers, chicken and other specialty sandwiches, french fries, soft drinks and other affordably-priced food items. During its more than 50 years of operating history, Burger King has developed a scalable and cost-efficient quick service hamburger restaurant model that offers customers fast food at affordable prices.

Burger King generates revenues from three sources: (1) retail sales at Burger King’s restaurants; (2) franchise revenues, consisting of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid by franchisees; and (3) property income from restaurants that it leases or subleases to franchisees. Approximately 90% of its current restaurants are franchised and Burger King has a higher percentage of franchise restaurants to its restaurants than its major competitors in the FFHR category. Burger King expects that the percentage of franchise restaurants will increase as franchisees open new restaurants and as it accelerates sales of Burger King’s restaurants to franchisees, or “refranchisings,” over the next five years. Burger King believes that this restaurant ownership mix provides it with a strategic advantage because the capital required to grow and maintain the Burger King® system is funded primarily by franchisees, while still giving Burger King a base of its own restaurants to demonstrate credibility with franchisees in launching new initiatives. As a result of the high percentage of franchise restaurants in its system, Burger King believes it has lower capital requirements compared to its major competitors. However, its franchise dominated business model also presents a number of drawbacks and risks, such as Burger King’s limited control over franchisees and limited ability to facilitate changes in restaurant ownership. In addition, Burger King’s operating results are closely tied to the success of its franchisees, and it is dependent on its franchisees to open new restaurants as part of its growth strategy.

Available Information.  Burger King is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Burger King’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Burger King’s securities, any material interests of such persons in transactions with Burger King, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Burger King’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Burger King also maintains a website at http://www.bk.com. The information contained in, accessible from or connected to Burger King’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Burger King’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and Purchaser.

Purchaser.  Blue Acquisition Sub, Inc., a Delaware corporation, or Purchaser, is a wholly-owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of Burger King. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger and arranging the related financing. Upon consummation of the proposed Merger, Purchaser will merge with and into Burger King and will cease to exist, with Burger King continuing as the Surviving Corporation. The business address for Purchaser is: c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016. The business telephone number for Purchaser is (212) 893-6727.

Parent.  Blue Acquisition Holding Corporation, a Delaware corporation, or Parent, was formed solely for the purpose of acquiring Burger King and has not engaged in any business except for activities related to its formation, the Offer and the Merger and arranging the related financing. The business address for Parent is: c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016. The business telephone number for Parent is (212) 893-6727.

3G Special Situations Fund II, L.P.  3G Special Situations Fund II, L.P., a Cayman Islands exempted limited partnership is a private equity fund principally engaged in the business of making investments in securities. The business address for 3G Special Situations Fund II, L.P. is: c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016. The business telephone number for 3G Special Situations Fund II, L.P. is (212) 893-6727.

Each of Parent and Purchaser was formed and are controlled by 3G Special Situations Fund II, L.P. solely for the purpose of investing in Burger King and has conducted no business activities other than those related to the Offer and the Merger and arranging the related financing. Each of Parent and Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing commitments and obligations under the Merger Agreement. Parent has obtained a $1.5 billion equity commitment from 3G Special Situations Fund II, L.P. See Section 9 — “Source and Amount of Funds.”

Additional Information.  The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and, as applicable, the executive officers of Parent and Purchaser, and the control persons of Parent and Purchaser, are set forth in Schedule I. Except as set forth in Schedule I, none of Parent and Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons or entities listed in Schedule I beneficially owns or has a right to acquire any Shares or any other equity securities of Burger King, and (ii) none of Parent and Purchaser nor, to the knowledge of the Parent and Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Burger King during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Burger King and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I, on the one hand, and Burger King or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent and Purchaser nor, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, on the one hand, and Burger King or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe that Purchaser’s financial condition is relevant to stockholder’s decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer, and (iv) Purchaser has received equity and debt commitments in the aggregate for sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Available Information.   Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $3.33 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, and an additional $729 million to repay indebtedness of Burger King at the closing of the Merger. Purchaser has received a commitment from its lenders to provide it with a senior secured credit facility in an aggregate amount of $1.90 billion (which we refer to as the “Senior Secured Facilities”), comprised of a $1.75 billion term loan facility and a $150 million revolving credit facility. Additionally, Purchaser will either (i) issue and sell senior unsecured notes (which we refer to as the “Senior Notes”) in a Rule 144A or other private placement on or prior to the closing of the Offer yielding at least $900 million in gross cash proceeds, or (ii) if and to the extent Purchaser does not, or is unable to issue Senior Notes yielding at least $900 million in gross cash proceeds on or prior to the closing of the Offer, obtain up to $900 million, less the amount of Senior Notes, if any, issued on or prior to the closing of the Offer, in loans under a new senior unsecured bridge facility (which we refer to as the “Bridge Facility” and together with the Senior Secured Facilities, the “Credit Facilities”) Subject to certain conditions, the Credit Facilities will be available to Purchaser to finance the Offer and the Merger, repay or refinance certain existing indebtedness of Burger King, pay related fees and expenses and to provide for funding of the Surviving Corporation. In addition, Parent has obtained a $1.5 billion equity commitment from 3G Special Situations Fund II, L.P. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitments, which, together with proceeds of the Credit Facilities, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer.

If the Merger Agreement is terminated in the circumstance in which we do not receive the proceeds of the debt financing commitments, Purchaser may be obligated to pay Burger King a termination fee of $175 million.

The proceeds of the Credit Facilities, the Senior Notes, if any, and equity commitments together will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses (and will be sufficient, together with cash on hand of the Surviving Corporation, to consummate the Merger, repay or refinance certain of Burger King’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger). The equity and debt financing commitments are subject to certain conditions, and in the event that Purchaser does not receive the proceeds of the debt financing commitments, Purchaser will not be obligated to purchase your Shares in the Offer.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and, (iv) we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

Equity Financing

Parent has received an equity commitment letter (which we refer to as the “Equity Commitment Letter”) from 3G Special Situations Fund II, L.P., pursuant to which 3G Special Situations Fund II, L.P. has committed to invest up to $1.5 billion solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger Consideration pursuant to and in accordance with the Merger Agreement, together with related expenses. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “Equity Financing.” Burger King is a third party beneficiary to the Equity Commitment Letter for the limited purpose provided in the Equity Commitment Letter. Concurrently with the execution and delivery of the Equity Commitment Letter, 3G Special Situations Fund II, L.P. executed and delivered to Burger King a limited guaranty, in favor of Burger King in respect of Parent’s obligations under the Merger Agreement (which we refer to as the “Limited Guaranty”), a copy of which has been filed as Exhibit (d)(3) to the Schedule TO, provided that in no event will 3G Special Situations Fund II, L.P. incur obligations totaling more than $175 million in the aggregate under the Limited Guaranty.

The funding of the Equity Financing is subject to (i) the satisfaction or waiver by Parent and Purchaser of all conditions of the Offer or the Merger, as applicable, (ii) pursuant to the terms and conditions of the Debt Commitment

Letter, the debt financing described below or any alternative financing that Parent and Purchaser are required or permitted to accept from alternative sources pursuant to the Merger Agreement having been obtained (see Section 11 — “The Merger Agreement, Other Agreements”) and (iii) the substantially contemporaneous consummation of the Offer closing, if the Offer closing shall occur, and the Merger.

A copy of the Equity Commitment Letter has been filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference, and a copy of the limited guaranty has been filed as Exhibit (d)(3) to the Schedule TO, which is incorporated by reference.

Debt Financing

Purchaser has received a Debt Commitment Letter from JPMorgan Chase Bank, N.A. (which we refer to as “JPMCB”), J.P. Morgan Securities LLC (which we refer to as “JPMSLLC”) and Barclays Bank PLC (which we refer to as “Barclays Bank” and, together with JPMCB, the “Lenders”) to provide the following, subject to the conditions set forth in the Debt Commitment Letter:

•	to Purchaser (which includes for purposes of this Section 9 the Surviving Corporation of the Merger), up to $1.90 billion of Senior Secured Facilities (not all of which is expected to be drawn at the closing of such facilities) for the purpose of financing the Offer and the Merger, refinancing certain existing indebtedness of Burger King, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries; and

•	to Purchaser, up to $900 million of Bridge Facilities for the purpose of financing the Offer and the Merger.

The commitment of the Lenders with respect to the Senior Secured Facilities and the Bridge Facility expires upon the earliest to occur of (i) the irrevocable termination prior the closing of the Merger of the Merger Agreement or (ii) March 2, 2011. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent must use its reasonable best efforts to arrange promptly to obtain alternative financing from alternative sources in an amount at least equal to the debt financing or such unavailable portion thereof on terms that are not materially less favorable in the aggregate to Parent and Purchaser than as contemplated by the Debt Commitment Letter.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Credit Facilities

The availability of the Senior Secured Facilities and the Bridge Facility is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments or waivers to the provisions thereof, or any consents or requests by Parent or Purchaser resulting in an action taken by Burger King or its subsidiaries, in each case that are materially adverse to the lead arrangers or lenders under such facilities without the consent of the commitment parties thereunder), the achievement of a specified pro forma ratio of total debt of Burger King and its consolidated subsidiaries to EBITDA for the four most recent fiscal quarters ended at least 45 days prior to closing, payment of required fees and expenses, the funding of the equity financing, the refinancing of certain of Burger King’s existing debt and the absence of certain types of other debt, delivery of certain historical and pro forma financial information, the execution of certain guarantees and the creation of security interests and the negotiation, execution and delivery of definitive documentation.

Senior Secured Term and Revolving Credit Facilities

The Senior Secured Facilities will consist of a (i) $1.75 billion term loan facility with a term of six years and (ii) a $150 million revolving credit facility with a term of five years.

Roles.  JPMSLLC and Barclays Capital have been appointed as joint lead arrangers and joint bookrunners for the Senior Secured Facilities. JPMCB has been appointed as administrative agent for the Senior Secured Facilities.

Interest Rate.  Loans under the Senior Secured Facilities are expected to bear interest, at Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread. After Purchaser’s delivery of financial statements with respect to at least one full fiscal quarter ending after the effective date of the Merger, interest rates under the revolving credit facility shall be subject to decreases based on a total leverage ratio as agreed upon between Purchaser and the Lenders.

Prepayments and Amortization.  Purchaser will be permitted to make voluntary prepayments with respect to the Senior Secured Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the Senior Secured Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date.

Guarantors.  All obligations under the Senior Secured Facilities will be guaranteed by Parent and each of the existing and future direct and indirect, material wholly-owned domestic subsidiaries of Purchaser.

Security.  The obligations of Purchaser and the guarantors under the Senior Secured Facilities and under any swap agreements and cash management arrangements entered into with a lender or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of Purchaser’s and each guarantor’s tangible and intangible assets, including United States registered intellectual property, real property and all of the capital stock of Purchaser and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Senior Secured Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms.  The Senior Secured Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Senior Secured Facilities will also include customary events of defaults including a change of control to be defined.

Bridge Facility

Purchaser is expected to issue up to $900 million aggregate principal amount of Senior Notes, as described below. If the offering of Senior Notes by Purchaser is not completed on or prior to the closing of the Senior Secured Facilities, the Lenders have committed to provide a Bridge Facility of up to $900 million. Purchaser would be the borrower under the Bridge Facility. The Bridge Facility will be guaranteed by the persons that guarantee the Senior Secured Facilities. JPMSLLC and Barclays Capital have been appointed as joint lead arrangers and joint bookrunners for the Bridge Facility. JPMCB has been appointed as administrative agent for the Bridge Facility. Subject to the satisfaction of certain conditions related to the Offer or the Merger, as applicable, Purchaser is obligated to take down and use the proceeds of the Bridge Facility if it has not completed the Senior Notes offering by November 18, 2010.

Senior Notes due 2018

Purchaser plans to issue up to $900 million in aggregate principal amount of Senior Notes due in 2018. Purchaser plans to issue the notes in transactions exempt from or not subject to registration under the United States Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S under the Securities Act. If Senior Notes are issued, upon consummation of the Offer, Burger King will assume all of the obligations under the Senior Notes and the guarantees described below will become effective. The provisions below set forth the expected material terms for the Senior Notes.

Guarantees.  Burger King’s obligations under the Senior Notes will be jointly and severally guaranteed on a senior unsecured basis by Burger King and all of its existing and future direct and indirect domestic subsidiaries that guarantee its indebtedness or indebtedness of subsidiary guarantors.

Optional Redemption.  Burger King may redeem any of the Senior Notes at any time on or after the fourth anniversary of the issuance date of the Senior Notes, in whole or in part, in cash at the redemption prices described in the indenture governing the Senior Notes, plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or before the third anniversary of the issuance date, Burger King may redeem up to 35% of the aggregate principal amount of Senior Notes with the net proceeds of certain equity offerings at a price of 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to the date of redemption. Burger King may make that redemption only if, after the redemption, a specified minimum percentage of the aggregate principal amount of Senior Notes remains outstanding. Burger King may redeem any of the Senior Notes at any time before the fourth anniversary of the issuance date of the Senior Notes, in cash at 100% of the principal amount plus accrued and unpaid interest, if any, to the date of redemption and a make-whole premium.

Change of Control.  Upon a change of control, Burger King may be required to make an offer to purchase each holder’s Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Certain Covenants.  The indenture governing the Senior Notes is expected to contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These limitations are expected to be subject to a number of qualifications and exceptions that will be set forth in the indenture governing the Senior Notes (See Section 9 — “Source and Amount of Funds”).

10.	Background of the Offer; Past Contacts or Negotiations with Burger King.

The information set forth below regarding Burger King was provided by Burger King, and none of Parent, Purchaser nor any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which 3G Capital Partners Ltd. (which we refer to as “3G Capital”) or its affiliates or representatives did not participate. References to 3G Capital below in certain cases may be references to actions to be taken by or on behalf of Parent or Purchaser, entities which are controlled by 3G Capital.

Background of the Offer

The following is a description of contacts between representatives of 3G Capital, Parent or Purchaser with representatives of Burger King that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Burger King’s activities relating to these contacts, please refer to Burger King’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

3G Capital is engaged in (among other activities) managing and making equity investments in business organizations. In 2008, 3G Capital formed 3G Special Situations Fund II, L.P. (which we refer to as the “Fund”) to make one or more private equity investments in business organizations, with 3G Capital serving as the Fund’s investment manager. Beginning in 2008, 3G Capital began reviewing potential investments for the Fund. In late 2009, 3G Capital identified Burger King as a potential investment opportunity and continued to research Burger King and the fast food restaurant industry through publicly available information.

In late 2009, Alexandre Behring, Managing Partner of 3G Capital, contacted a member of the Burger King Board to express 3G Capital’s interest in learning more about Burger King.

During January and February 2010, 3G Capital continued to research Burger King and the fast food restaurant industry through publicly available information and began to focus its interest on an acquisition of all of the outstanding Shares rather than other alternative transactions involving Burger King. During this period, 3G Capital retained Lazard Frères & Co. LLC (which we refer to as “Lazard”) as its financial advisor and began to discuss the proposed transaction with several sources of debt and equity financing.

In late February and early March 2010, 3G Capital, in certain cases directly and in certain other instances through Lazard, contacted various Burger King directors who are affiliated with Burger King’s existing private equity sponsors and from time to time thereafter held discussions with these directors regarding 3G Capital’s preliminary interest in exploring a potential transaction involving Burger King. As a result of those discussions, 3G Capital was advised to contact John W. Chidsey, Chief Executive Officer and Executive Chairman of Burger King, to convey 3G Capital’s interest. As a result of these discussions, Mr. Behring contacted Mr. Chidsey to express 3G Capital’s interest, and Mr. Chidsey suggested that 3G Capital inform the Burger King Board about its intent by a formal letter of interest.

On March 29, 2010, 3G Capital, along with a private equity firm with whom 3G Capital was, at that time, discussing the transaction, sent a letter to Mr. Chidsey expressing 3G Capital’s interest in acquiring Burger King at a price of $24.00 per Share in cash, subject to customary conditions, including completion of due diligence by 3G Capital. The March 29 letter indicated that 3G Capital expected to obtain debt financing for the transaction from Barclays Bank PLC (which we refer to as “Barclays”) and/or another international lending institution. The March 29 letter attached “highly confident” letters from Barclays and the other lending institution, in which each financing source indicated that it expected to be able to arrange debt financing for the transaction.

On April 6, 2010, the Burger King Board held a special meeting. Among other items, the Burger King Board considered 3G Capital’s March 29 letter.

On April 6, 2010, Mr. Chidsey contacted a representative of Lazard and informed him that the Burger King Board had met and considered 3G Capital’s March 29 letter and was not interested in entering into discussions with 3G Capital on the basis of the proposal made.

On April 12, 2010, a representative of Lazard contacted Mr. Chidsey to explain the amount of work that 3G Capital had already done exploring the potential transaction and that 3G Capital could be prepared to offer a higher price per Share than it offered in its March 29 letter if it could obtain non-public information about Burger King to support that higher price. In addition, he stated that he thought it would be helpful to engage in a process by which that information could be shared before the Burger King Board determined to not pursue 3G Capital’s interest in a transaction. No alternative prices were discussed in these conversations. Based on these discussions, Mr. Chidsey said he was willing to meet with representatives of 3G Capital to discuss additional information about Burger King that might be helpful to 3G Capital’s analysis if 3G Capital entered into an acceptable confidentiality agreement.

On April 14, 2010, Anne Chwat, General Counsel of Burger King, sent a draft confidentiality agreement to Daniel Schwartz, Director at 3G Capital. During the course of the next several days, representatives of Kirkland & Ellis LLP (which we refer to as “Kirkland”), outside legal counsel to 3G Capital, and representatives of Holland & Knight LLP (which we refer to as “Holland & Knight”), outside legal counsel to Burger King, negotiated the terms of the confidentiality agreement, which would include standstill provisions.

On April 26, 2010, Burger King and 3G Capital executed the confidentiality agreement.

On April 27, 2010, representatives from 3G Capital met with representatives of Burger King at the offices of Holland & Knight in Miami. In attendance from Burger King were Mr. Chidsey and Ben K. Wells, Chief Financial Officer of Burger King, and in attendance from 3G Capital were Messrs. Behring and Schwartz and another 3G Capital representative. The representatives of Burger King discussed information on the outlook of Burger King that had recently been presented at analyst conferences and was generally available to the public at the time. Based on the meeting, the representatives of Burger King agreed to provide a limited amount of additional financial information about matters covered in the meeting to 3G Capital. In addition, representatives of 3G Capital indicated that 3G Capital expected to deliver an updated proposal to Burger King within a few weeks after receiving the requested additional information.

Following the April 27, 2010 discussion, Mr. Wells provided representatives of 3G Capital with information requested by 3G Capital.

On May 11, 2010, 3G Capital sent a letter to Mr. Chidsey expressing 3G Capital’s interest in acquiring Burger King at a price of $25.00 per Share in cash, subject to customary conditions, including completion of due diligence by 3G Capital. In the May 11 letter, 3G Capital indicated that it was prepared to immediately commence due diligence and negotiation of a definitive agreement. 3G Capital requested that Burger King agree to negotiate exclusively with 3G Capital for a 30 day period during which due diligence and the negotiation of a definitive transaction agreement could be completed.

On May 12, 2010, a representative of Morgan Stanley contacted a representative of Lazard. The representative of Morgan Stanley said that Morgan Stanley had been retained by Burger King as a financial advisor, that Burger King was in receipt of 3G Capital’s May 11 letter, that Burger King’s management team was focused on an upcoming franchisee conference and that, as a result, the Burger King Board would consider the May 11 letter at its next regularly scheduled board meeting, which was scheduled for June 3, 2010.

On June 3, 2010, the Burger King Board held a regular meeting. Among other items, the Burger King Board considered 3G Capital’s May 11 letter.

Later on June 3, 2010, a representative of Morgan Stanley & Co. Incorporated (which we refer to as “Morgan Stanley”) contacted a representative of Lazard. He said that the general view of the Burger King Board is that they did not feel the timing for a transaction was favorable given the current market cycle and had not taken a view towards price in any event. However, he explained that the Burger King Board had authorized the management team to meet with representatives of 3G Capital on management’s financial projections for the fiscal year ending June 30, 2011. On that basis, the Burger King Board would expect to see a more definitive proposal on price and more definitive terms of 3G Capital’s proposed commitment papers.

On June 14, 2010, Messrs. Chidsey and Wells and Ms. Chwat made a presentation in New York City to representatives of 3G Capital regarding Burger King, management’s financial projections for the fiscal year ending June 30, 2011 and the issues and opportunities for fiscal 2012 and beyond. In attendance from Burger King were representatives of Morgan Stanley and representatives of the law firm who was serving as special outside legal counsel to Burger King (which we refer to as “Special Outside Counsel”), and in attendance from 3G Capital were Messrs. Behring and Schwartz, as well as other 3G Capital representatives, as well as representatives from Lazard, Barclays, J.P. Morgan Chase Bank, N.A. (which we refer to as “J.P. Morgan”), who was also expected to provide debt financing to 3G Capital for the transaction, a private equity firm with whom 3G Capital was, at that time, discussing the transaction, and Kirkland. Following the June 14 meeting, Mr. Wells provided representatives of 3G Capital with additional information requested by 3G Capital. The information presented at the meeting, the additional information provided supplementally and other information provided thereafter included certain financial projections for Burger King. For additional information on financial projections of Burger King, please refer to Burger King’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On June 16, 2010, a representative of Lazard contacted a representative of Morgan Stanley to express 3G Capital’s continued interest in pursuing a transaction and indicated that 3G Capital would respond to Burger King no later than July 1, 2010 with a proposal that included definitive financing commitments.

On June 18, 2010, representatives of Special Outside Counsel and Holland & Knight contacted representatives of Kirkland to describe terms that they expected would be included in any definitive proposal to be provided by 3G Capital.

On June 29, 2010, 3G Capital sent a letter to Mr. Chidsey expressing a definitive proposal to acquire Burger King at a price of $23.00 per Share in cash through Parent and Purchaser, subject to customary conditions, including completion of due diligence by 3G Capital. In its letter, 3G Capital explained that the decrease in the price per Share offered by 3G Capital since its May 11 letter was primarily attributable to deterioration in the credit markets that had resulted in reduced availability of leverage and increased financing costs. Attached to the June 29 proposal letter were debt commitment papers from Barclays and J.P. Morgan, pursuant to which Barclays and J.P. Morgan would provide the debt financing for the transaction, and an Equity Commitment Letter from the Fund, pursuant to which the Fund would provide all of the equity financing required for the transaction. The June 29 proposal letter also included terms for the merger agreement pursuant to which 3G Capital would intend to complete the transaction. These terms contemplated a single-step merger transaction in which all Shares would be cashed out at the offer price in cash. Under the terms, 3G Capital would not be required to complete the Merger or pay any termination fee if any of the conditions to the lenders’ obligations to make available the debt financing under the debt financing commitment papers was not satisfied, including satisfactory documentation, receipt of ratings, minimum pro forma leverage ratio tests being met and other conditions, and in certain other limited cases, 3G Capital would be required to pay a $150 million termination fee to Burger King. The June 29 proposal letter also contemplated that certain members of management would agree to continue to be employed for a transition period following the closing. The June 29 proposal letter included terms permitting Burger King to have a 30 day “go shop” period after the signing of the merger agreement during which Burger King could solicit alternative takeover proposals; if the Burger King Board accepted an alternative proposal during that time, Burger King would be required to pay 3G Capital a $75 million termination fee, and in other cases Burger King would be required to pay 3G Capital a $100 million termination fee upon certain events of termination under the merger agreement. The June 29 proposal letter attached a proposed form of exclusivity agreement under which Burger King would agree to negotiate exclusively with 3G Capital for a 30 day period. No exclusivity agreement was signed during the course of the negotiations.

On June 30, 2009, representatives of Special Outside Counsel and representatives of Kirkland held a teleconference to discuss the proposed terms of the merger agreement included in the June 29 proposal letter.

On July 1, 2010, the Burger King Board held a special meeting. Among other items, the Burger King Board considered 3G Capital’s June 29 proposal letter.

Later in the day on July 1, 2010, a representative of Morgan Stanley contacted a representative of Lazard to inform him that the Burger King Board had rejected the proposal in the May 29 proposal letter.

On July 27, 2010, Mr. Behring contacted a member of the Burger King Board to discuss 3G Capital’s interest in the transaction and the amount of work that had been done to support its June 29 proposal letter. The director suggested that it might be productive for 3G Capital to discuss these topics directly with Mr. Chidsey. Thereafter, a representative of Lazard contacted a representative of Morgan Stanley to schedule a meeting amongst them, Mr. Behring and Mr. Chidsey to take place within a few days.

On July 29, 2010, Mr. Behring and a representative of Lazard and Mr. Chidsey and a representative of Morgan Stanley met in New York City. The parties discussed whether there might be a price at which a transaction could be completed that was acceptable to the Burger King Board. Mr. Chidsey and the representative of Morgan Stanley informed Mr. Behring that they did not have authority to discuss a transaction at a price per Share of less than $25.00 per Share, which Mr. Behring said was more than 3G Capital was prepared to pay. However, they agreed to discuss this further with the Burger King Board to see if the Burger King Board was interested in engaging in such discussions.

On July 30, 2010, a representative of Morgan Stanley informed a representative of Lazard that the Burger King Board planned to meet the following week to discuss the July 29 proposal letter.

On August 3, 2010, the Burger King Board held a special meeting.

Later on August 3, 2010, a representative of Morgan Stanley contacted a representative of Lazard to convey that the Burger King Board had met and had determined that, prior to the further discussion of the price terms of the proposed transaction, the respective legal advisors to Burger King and 3G Capital should engage in further negotiations regarding the non-price terms of the proposed transaction, particularly to decrease the conditionality of the proposed terms in the June 29 proposal letter. That afternoon, a representative of Kirkland contacted a representative of Special Outside Counsel to schedule a further discussion of the proposed terms of the merger agreement.

On the evening of August 3, 2010, representatives of Special Outside Counsel sent a proposed revision to the term sheet of the proposed terms of the merger agreement to representatives of Kirkland. The revised terms deleted all conditions to the consummation of the transaction related to 3G Capital’s debt financing and required that 3G Capital enter into definitive financing for the transaction prior to signing the merger agreement. In addition, the revised terms proposed that 3G Capital would complete the transaction through a tender offer directly to the Burger King stockholders and a back-end merger, which representatives of Special Outside Counsel explained would be favorable to Burger King because it could be completed more quickly and therefore with greater certainty of closing. In addition, the revised terms proposed expansions to the “go shop” rights of Burger King to solicit superior proposals, including a lower termination fee and more limited matching and information rights.

On August 5, 2010, Mr. Schwartz, together with representatives of Lazard and Kirkland, met at the offices of Kirkland in New York City with representatives of Morgan Stanley and Special Outside Counsel on behalf of Burger King. The parties discussed the proposed terms to the merger agreement. Over the course of the next several days, these parties continued to discuss these terms, including the terms under which 3G Capital would intend for certain members of management of Burger King to continue to be employed following the closing of the transaction and other management transition and retention matters.

On or about August 10, 2010, a representative of Special Outside Counsel advised representatives of Kirkland that Burger King would make available to representatives of 3G Capital and its advisors access to an online data room with due diligence materials related to Burger King, which access was provided a few days later. Over the course of the next several weeks, 3G Capital and its advisors reviewed due diligence materials provided by Burger King, including supplements to the data room supplied upon request from 3G Capital and its advisors.

On August 12, 2010, representatives of Morgan Stanley, Special Outside Counsel and Holland & Knight, on behalf of Burger King, and representatives of Lazard and Kirkland, on behalf of 3G Capital, held a call to review the status of the discussions and open issues in advance of a meeting of the Burger King Board. Later that day, a subset of this group met to recap their mutual understanding on the remaining open items regarding the proposed terms of the merger agreement based on the discussions that had taken place over the course of the prior days of negotiations. In particular, the parties agreed that the merger agreement would initially contemplate a tender offer followed by a back-end merger with a minimum tender condition of approximately 78-80% but that the merger agreement would provide that Burger King would simultaneously proceed with filing a proxy statement for a single-step merger to prevent delay to the transaction if a majority but less than a supermajority of the Burger King stockholders tendered their shares in the tender offer.

On August 13, 2010, the Burger King Board held a special meeting.

Later on August 13, 2010, a representative of Morgan Stanley contacted a representative of Lazard to convey the conclusions reached by the Burger King Board at the recent meeting. The representative of Morgan Stanley reported that the Burger King Board had concluded that the discussions on the merger agreement terms, negotiation of definitive documentation and all due diligence would likely not be completed within the next two weeks but noted that progress on the deal terms had been made (other than on the price of the transaction, on which the parties had agreed to delay further negotiation). On that basis, the Burger King Board authorized continued discussions on these terms. In addition, the representative of Morgan Stanley invited representatives of 3G Capital to schedule a meeting with Mr. Chidsey to discuss the management retention and transition for key members of management for periods after the closing of the transaction.

On August 16, 2010, Mr. Behring and Mr. Chidsey met at 3G Capital’s offices in New York City. They discussed 3G Capital’s intentions regarding management retention after the closing of the transaction and expectations for Burger King to retain certain key members of management for a transition period after the closing of any potential transaction.

Separately, on August 16, 2010, representatives of Special Outside Counsel sent to representatives of Kirkland an initial draft of the merger agreement for the proposed transaction.

On August 18 and 19, 2010, the Burger King Board held regular Burger King Board and committee meetings in Miami. Among other items, the Burger King Board discussed the status of the negotiations of the merger agreement. The Burger King Board also discussed the alternative of refinancing much of its outstanding debt, much of which was set to mature in less than a year, given opportunities in the credit markets. In light of the perceived need to avail the company of the window of opportunity in the credit markets, the Burger King Board instructed its advisors to instruct 3G Capital that it should target having a definitive proposal ready for consideration and, if appropriate, execution by August 30, 2010, assuming the parties could reach agreement on an acceptable price for the transaction.

Later on August 19, 2010, a representative of Morgan Stanley contacted a representative of Lazard to convey the conclusions reached by the Burger King Board at the recent meeting.

On August 20, 2010, a representative of Morgan Stanley contacted a representative of Kirkland to inform him that Burger King’s special outside legal counsel for the transaction going forward would be Skadden, Arps, Slate, Meagher & Flom LLP (which we refer to as “Skadden”).

On August 22, 2010, representatives of Kirkland and representatives of Skadden held a teleconference to discuss the status of the merger agreement and management retention arrangements and the open items on each. Following the call, Kirkland sent to Skadden a term sheet for terms on which the management retention items could be addressed in a manner satisfactory to 3G Capital.

On August 24, 2010, a representative of Morgan Stanley contacted a representative of Lazard to emphasize the need for 3G Capital to complete its negotiations, due diligence and financing quickly given the Burger King Board’s determination that it not waste an opportunity to refinance its indebtedness.

On August 25, 2010, a representative of Kirkland contacted a representative of Skadden to discuss the merger agreement and, after that call, sent a revised version of the merger agreement to Skadden. In particular, the representative of Kirkland explained that it would not be practical for 3G Capital to obtain definitive financing agreements to be signed prior to the signing of the merger agreement. As a result, 3G Capital would require a closing condition be included in the Offer (but not the Merger) that would permit 3G Capital to not close the Offer if the financing proceeds were not available, however, 3G Capital would provide for a termination fee to be paid by 3G Capital to Burger King if 3G Capital relied upon this financing closing condition.

Over the course of the next several days, and culminating in the execution of the merger agreement on September 2, 2010, the parties exchanged several drafts of the merger agreement and related definitive documentation and engaged in several negotiations of these agreements.

On August 26, 2010, Mr. Behring and Mr. Chidsey met in New York City. During this meeting, they discussed the terms on which certain members of management would continue to provide services to Burger King after the closing of the transaction for a transition period and other management retention matters.

On August 27, 2010, representatives of 3G Capital, Lazard, Kirkland, Burger King, Morgan Stanley, Skadden and Holland & Knight met by teleconference to negotiate certain key terms in the merger agreement, including the terms of Burger King’s “go shop” period and the closing conditions to the Offer and the Merger. In particular, Burger King objected to the presence of a closing condition providing for Burger King to have a minimum EBITDA of $100 million during the first fiscal quarter of 2011.

On August 30, 2010, the same parties again negotiated the terms of the merger agreement through a series of teleconferences based on a recent draft of the merger agreement. In particular, the parties discussed the timing of the tender offer and mailing of the proxy statement, the terms of the “go shop” period during which Burger King could solicit interest in alternative transactions, the obligation of Burger King to cooperate in the financing efforts of Parent and the closing conditions. In particular, during these negotiations, 3G Capital agreed to permit a 40 day “go shop” period, to lower the termination fee payable in connection with the termination of the merger agreement to accept a superior proposal to $50 million, and to increase the termination fee payable by 3G Capital in connection with certain events of termination of the merger agreement where 3G Capital has failed to close the Offer or the Merger to $175 million. 3G Capital also agreed to eliminate its minimum EBITDA condition if Burger King would agree that 3G would not have to draw on its bridge commitment under its debt financing commitment letters to complete the Offer prior to November 18, 2010 unless it was commercially reasonable to do so.

On August 31, 2010, a representative of Lazard contacted a representative of Morgan Stanley and communicated that 3G Capital had determined that it was willing to propose to acquire Burger King at a price of $24.00 per Share, subject to satisfactory finalization of the definitive documentation on the transaction, but that 3G Capital was unwilling to increase its price at all beyond that price or respond to any requests for further price increases.

On the evening of August 31, 2010, news articles ran reporting rumors that Burger King was considering a sale of the company.

On September 1, 2010, the Burger King Board held a special meeting to consider the transaction. Representatives of Skadden provided a summary of the terms and conditions of the definitive transaction agreements. Based on these items and open questions related to the source of funds for the Fund that had been raised by the Burger King Board, the Burger King Board recessed for several hours to permit Skadden to inquire further about the source of funds for the Fund.

Later on the evening of September 1, 2010, the Burger King Board resumed their special meeting. Skadden updated the Burger King Board on the results of its inquiries into the source of funds for the Fund and the means by which

3G Capital provided additional assurances to Burger King on these matters. Following discussion, the Burger King Board unanimously authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, declared that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Burger King stockholders and recommended that the stockholders of Burger King accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement to approve the Merger. For additional information on the recommendation of the Burger King Board, please refer to Burger King’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

During the course of the late evening of September 1, 2010 and early morning of September 2, 2010, representatives of Kirkland, Skadden, Holland & Knight and Burger King finalized the merger agreement and the other definitive transaction agreements.

On September 2, 2010, Parent, Purchaser and Burger King executed the Merger Agreement and the other definitive transaction agreements, the Fund executed the Limited Guaranty and the Equity Commitment Letter, Burger King delivered the Stockholder Tender Agreements that had been signed by certain investors of Burger King and the management retention agreements that had been signed by certain members of senior management of Burger King and Burger King and 3G Capital issued a joint press release announcing the agreement.

On September 16, 2010, Purchaser commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements.

For information on the Merger Agreement and the other agreements between Burger King and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement, Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Burger King. Burger King’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Burger King, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains representations and warranties Burger King, Parent and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by Burger King, Parent and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among Burger King, Parent and Purchaser rather than establishing matters as facts.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before September 17, 2010, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Conditions of the Offer,” Parent will cause Purchaser to accept for payment, and Purchaser will accept for payment, all Shares validly tendered and not withdrawn promptly following the applicable expiration date of the Offer. The initial expiration date of the Offer will be midnight, New York City time, on October 14, 2010.

Terms and Conditions of the Offer.  The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions of the Offer.” The Offer conditions are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any Offer condition at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition, which may be waived by Parent and Purchaser only with the prior written consent of Burger King. Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise expressly provided in the Merger Agreement or previously approved by Burger King in writing, Purchaser shall not (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the Offer conditions or amend, modify or supplement any Offer condition, or (vi) extend the expiration date of the Offer in any manner other than as provided in the Merger Agreement.

Extensions of the Offer.  If at the initial Expiration Date of the Offer (the “Initial Offer Expiration Date”), any condition of the Offer is not satisfied or waived, Parent and Purchaser have agreed to extend the Offer for ten business days, however, if the only condition to the Offer not satisfied at such time is the Financing Proceeds Condition, than such Initial Offer Expiration Date may be extended, at Parent’s option, for less than ten business days. Thereafter, if at any then scheduled expiration of the Offer, any condition of the Offer is not satisfied or waived, Parent and Purchaser have agreed to extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as agreed) each; provided, however, if the Proxy Statement Clearance Date has occurred on or prior to November 24, 2010, then no such extension shall be required after November 24, 2010; provided, further, however, if the Proxy Statement Clearance Date has not occurred on or prior to November 24, 2010, then either Parent or Burger King may request and Purchaser has agreed in that case to extend the Offer in increments of up to five business days (or such longer period as agreed) each until the Proxy Statement Clearance Date. In addition, Parent and Purchaser have agreed to extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange or the staff thereof applicable to the Offer; provided, however, that Purchaser will not be required to extend the Offer beyond March 2, 2011.

Recommendation

Burger King has represented in the Merger Agreement that the Burger King Board has, at a meeting duly called and held, unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Burger King, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of Burger King unless the adoption of the Merger Agreement by Burger King’s stockholders is not required by applicable law, (v) recommended that the stockholders of Burger King accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement and (vi) irrevocably approved for all purposes each of Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby (including the Offer, the Top-Up and the Merger) to exempt such persons, agreements and transactions from, and to elect for Burger King, Parent, Purchaser and their respective affiliates not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction that may purport to be applicable to Burger King, Parent, Purchase, or any their respective affiliates or the Merger Agreement or the transactions contemplated thereby. We refer to the recommendation in clause (v) above as the “Recommendation.”

Burger King’s Board of Directors

Pursuant to the Merger Agreement, effective upon the closing of the Offer, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the Burger King Board that is equal to the total number of directors on the Burger King Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of shares then outstanding, and Burger King will cause Parent’s designees to be elected or appointed to the Burger King Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, Burger King will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Burger King Board, to the fullest extent permitted by applicable law and the rules of the NYSE.

Top-Up

Pursuant to the Merger Agreement, Burger King granted to Purchaser an irrevocable right to purchase additional Shares at a price per share equal to the Offer Price that, when added to the number of Shares owned by Parent, Purchaser and any of their wholly-owned subsidiaries immediately prior to the time of such exercise, will constitute at least one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). The Top-Up is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute. Purchaser is required to exercise the Top-Up if Purchaser does not own at least 90% of the outstanding Shares immediately after it accepts for purchase all of the shares validly tendered and not withdrawn. Simultaneously with the consummation of the Offer, Purchaser shall pay to Burger King the purchase price owed by Purchaser to Burger King to purchase that number of newly issued, fully paid and nonassessable shares of Burger King common stock required to effect the Top-Up, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the such newly issued shares of Burger King common stock and (y) executing and delivering to Burger King a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash.

If, following the Offer, Parent, Purchaser and any other subsidiary of Parent collectively at least own 90% of the outstanding Shares, Parent, Purchaser and Burger King shall take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of stockholders of Burger King in accordance with the DGCL.

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	Purchaser will be merged with and into Burger King and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	Burger King will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Parent; and

•	All of the properties, rights, privileges, powers and franchises of Burger King and Purchaser will vest in the surviving corporation, and all of the claims, obligations, liabilities, debts and duties of Burger King and Purchaser shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after the receipt of the approval of a majority of Burger King’s stockholders for the adoption of the Merger Agreement.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.  At the effective time of the Merger, Purchaser’s certificate of incorporation as in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation will be “Burger King Holdings, Inc.” The by-laws of Purchaser as in effect immediately prior to the effective time of the Merger will be the by-laws of the Surviving Corporation. The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Burger King will become the officers of the Surviving Corporation.

Merger Closing Conditions.  The obligations of Parent and Purchaser, on the one hand, and Burger King, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by applicable law) the waiver of the following conditions:

•	the affirmative vote of holders of a majority of Shares entitled to vote at a stockholders’ meeting to adopt the Merger Agreement (the “Stockholder Approval”) shall have been obtained, if required by applicable law;

•	the waiting period applicable to the Merger and, unless the Offer Termination (as defined below), shall have occurred, the Offer under the HSR Act shall have expired unless early termination shall have been granted, and the consummation of the Merger and, unless the Offer Termination shall have occurred, the Offer, is not unlawful under the competition, merger control, antitrust or similar law of certain applicable jurisdictions;

•	the consummation of the Merger will not then be restrained, enjoined or prohibited by any order of any court of competent jurisdiction which remains in effect that enjoins or otherwise prohibits consummation of the Merger; and

•	Purchaser shall have accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer, unless the Offer Termination shall have occurred.

Solely if the Offer Termination shall have occurred, the obligations of Parent and Purchaser, on the one hand, and Burger King, on the other hand, to complete the Merger shall be subject to the satisfaction or (to the extent permitted by applicable law) the waiver of certain additional conditions, as described in the Merger Agreement.

Merger Consideration.  At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent or Purchaser immediately prior to the effective time of the Merger, or any stockholder of Burger King who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

Payment for Burger King Shares.  Before the Merger, Parent will designate a bank or trust company reasonably acceptable to Burger King to make payment of the Merger Consideration (which we refer to as the “Paying Agent”). At or prior to the effective time of the Merger, Parent shall cause to be deposited, in trust with the Paying Agent, the funds necessary to pay the aggregate Merger Consideration to the stockholders.

As promptly as reasonably practicable after the effective time of the Merger, the Paying Agent will send to each holder of Shares a letter of transmittal and instructions advising the stockholders how to surrender stock certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (1) surrendered certificates representing the Shares and (2) a signed letter of transmittal and any other items specified by the Paying Agent. Interest will not be paid or accrue in respect of the Merger Consideration. The Surviving Corporation will reduce the amount of any Merger Consideration paid to the stockholders by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within six months following the effective time of the Merger, such cash will be returned to Parent, upon demand, and any holders of Share Certificates who have not theretofore complied with Share Certificate exchange procedures in the Merger Agreement shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration and any dividends declared in accordance with the restrictions in the Merger Agreement with a record date prior to the effective time of the Merger that remain unpaid at the effective time of the Merger and that are due to any such holder.

The transmittal instructions will include instructions if the stockholder has lost the Share Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by the Paying Agent or Parent, post a bond in an amount that Parent or the Paying Agent reasonably directs as indemnity against any claim that may be made against it in respect of the Share Certificate.

Treatment of Burger King Equity Awards.  At the earlier of the time Purchaser accepts Shares for payment in the Offer, or the effective time of the Merger, each of (i) the options to purchase Shares outstanding as of such date, (ii) the restricted stock unit awards outstanding as of such date that are subject to service-based vesting or delivery requirements, (iii) the restricted stock unit awards outstanding as of such date that are subject to performance-based vesting or delivery requirements and (iv) the deferred stock units outstanding as of such date that are held by members of the Burger King Board (items

(i) through (iv) collectively referred to herein as the “Company Equity Awards”), will vest in full (but in the case of the performance based units, assuming the target level of performance is satisfied) and be converted into the right to receive an amount in cash equal to the Offer Price, less, in the case of options, the exercise price per share subject to such option, other than the equity awards granted on August 25, 2010 to officers of Burger King, which will be treated as provided below.

For the officers of Burger King who hold the position of vice president and above, the Company Equity Awards that were granted on August 25, 2010 (which we refer to as the “August Equity Grants”) for such officers, other than Mr. Smith (who will receive such amounts at the earlier of the time Purchaser accepts Shares for payment in the Offer, or the effective time of the Merger) will be purchased at the Offer Price, however 60% of the cash amount attributable to the August Equity Grants will be deposited into a trust account established with a third party for the officer’s benefit. The remaining 40% will be withheld for taxes. For those officers other than Mr. Chidsey, Mr. Wells, and Ms. Chwat (each of whom we refer to as an “Executive” and collectively, the “Executives”), if the Executive is actually employed on each of August 25, 2011 and August 25, 2012, the Executive will receive from the trust an amount equal to 25% of the portion of the trust account related to such Executive’s stock options, which mirrors the vesting schedule of the original underlying option grant. If the Executive is actively employed until the end of the two year anniversary following the effective time of the Merger, the balance of the trust will be paid to the Executive. If the Executive is terminated without cause prior to any of these payment dates (or terminates for “good reason” prior to the payment date, for those Executives who are a party to an employment agreement containing a definition of “good reason”) the balance will be paid to such Executive upon such termination. However, if the Executive voluntarily terminates his or her employment (other than for “good reason”, for those Executives who are a party to an employment agreement containing a definition of “good reason”) or is terminated for “cause” prior to any of these payment dates, the Executive will forfeit his or her remaining balance in the trust.

For Mr. Chidsey, Mr. Wells, and Ms. Chwat (whom we refer to as the “Transition Executives”), the subsequent conditions to receive the payment of the trust amounts are different. In the case of Mr. Chidsey (i) 50% of the amounts in the trust will be released and remitted on the six-month anniversary of the effective time of the Merger and (ii) 50% of the amounts in the trust will be released and remitted on the twelve-month anniversary of the effective time of the Merger, subject to Mr. Chidsey’s continued service until each such date except as provided below. For each of Mr. Wells and Ms. Chwat, the amounts in the trust will be released in six substantially equal installments on the first business day of each of the first 6 months following the effective time of the Merger, subject to such Transition Executive’s continued service through such date except as provided below. If the Transition Executive is terminated without cause or terminates for “good reason” prior to any of these payment dates, the balance of the Transition Executive’s trust will be paid to such Transition Executive upon such termination. However, if the Transition Executive voluntarily terminates his or her employment (other than for “good reason”) or is terminated for “cause” prior to any of these payment dates, the Transition Executive will forfeit his or her remaining balance in the trust.

Representations and Warranties

The Merger Agreement contains representations and warranties of Burger King, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by Burger King are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with all other changes, effects, events or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of Burger King and its subsidiaries, taken as a whole or (b) the ability of Burger King to perform its obligations under the Merger Agreement or to consummate the Merger. For the purposes of clause (a) above, no change, effect, event or occurrence directly arising out of or directly relating to any of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a “Material Adverse Effect”:

•	general economic, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates;

•	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

•	any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of the Merger Agreement;

•	any change in applicable law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of the Merger Agreement;

•	general conditions in the industries in which Burger King and its subsidiaries primarily operate;

•	the failure, in and of itself, of Burger King to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of Burger King (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect);

•	the announcement and pendency of the Merger Agreement and the transactions contemplated thereby;

•	any action taken by Burger King or its subsidiaries at Parent’s written request or otherwise required by the Merger Agreement; or

•	the identity of, or any facts or circumstances relating to Parent, Purchaser or their respective affiliates;

Except in the cases of the first four bullets above, to the extent that Burger King and its subsidiaries, taken as a whole, are materially disproportionately affected by such item as compared with other participants in the industries in which Burger King and its subsidiaries primarily operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

In the Merger Agreement, Burger King has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Burger King and its subsidiaries, such as organization, standing and corporate power;

•	its capitalization;

•	its subsidiaries;

•	public SEC filings and financial statements;

•	the absence of undisclosed liabilities;

•	compliance with laws;

•	employee benefit matters;

•	affiliate transactions;

•	the absence of certain changes or events;

•	absence of litigation;

•	tax matters;

•	labor and employment matters;

•	intellectual property;

•	real property;

•	environmental matters;

•	insurance;

•	franchise matters;

•	quality and safety of food and beverage products;

•	certain business practices;

•	Burger King swaps;

•	the vote required for the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement;

•	material contracts;

•	finders’ and brokers’ fees and expenses;

•	opinions of financial advisors with respect to the fairness of the Offer Price;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger; and

•	solvency.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Burger King with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	capitalization;

•	authority;

•	non-contravention;

•	financing;

•	Limited Guaranty;

•	absence of litigation;

•	information supplied;

•	operation and ownership of Purchaser;

•	absence of competing businesses;

•	finders’ and brokers’ fees and expenses;

•	no ownership of Shares; and

•	solvency.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Conduct of Business of Burger King

The Merger Agreement provides that, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent (not to be unreasonably withheld or delayed), (iii) as contemplated, required or permitted by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, after the date of the Merger Agreement, and prior to the effective time of the Merger:

•	Burger King shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course of business consistent with past practice;

•	use reasonable best efforts to preserve substantially intact its current business organization and to preserve its relationships with significant Franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with Burger King or any of its subsidiaries consistent with past practice; and

•	comply with law consistent with past practice.

In addition, during the same period except as previously disclosed to Parent in connection with the Merger Agreement, as expressly contemplated or required by the Merger Agreement, required by law or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), Burger King shall not, and shall not permit any of its subsidiaries to, take certain actions with respect to the following, subject to the thresholds and exceptions specified in the Merger Agreement:

•	making dividends, distributions or redemptions of Shares;

•	effecting issuances, splits, combinations or reclassifications of Shares or any rights, warrants or options to acquire, any such Shares;

•	effecting mergers or consolidations with any person;

•	purchasing or selling assets;

•	making capital expenditures;

•	incurring indebtedness for borrowed money;

•	effecting increases in salaries, bonuses, severance or termination pay; announcing new incentive awards, adopting compensation or benefit plans or accelerating the vesting of any right to compensation or benefits;

•	establishing, adopting, entering into or amending in any material respect any material collective bargaining agreement;

•	effecting compromises, settlements or agreements to settle any pending or threatened suit or claim;

•	amending the organizational documents of Burger King or of a subsidiary of Burger King;

•	changing financial accounting principles;

•	adopting a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Burger King or any of its subsidiaries;

•	effecting tax election changes, changes to annual tax accounting periods, changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim;

•	entering into any contract that restricts the ability of Burger King or any or its subsidiaries to compete with any business or in any geographic area, or to solicit customers;

•	terminating or materially amending or modifying certain agreements or (b) entrance into any contract that would have been required to be disclosed in connection with the execution of the Merger Agreement;

•	authorizing of any of, or committing or agreeing to take any of, the foregoing actions.

Go-Shop; Solicitation

During the period beginning on September 2, 2010 and continuing until 11:59 p.m., New York City time, on October 12, 2010 (the “No-Shop Period Start Date”) Burger King may, directly or through its representatives: (i) solicit, initiate or encourage, whether publicly or otherwise, any Takeover Proposals (as defined below), including by way of providing access to non-public information; however, Burger King shall only permit such non-public information related to Burger King to be provided pursuant to a confidentiality and standstill agreement with terms no less favorable to Burger King in any substantive respect than those contained in the confidentiality agreement with an affiliate of Parent and Purchaser (the “Confidentiality Agreement”), a copy of which has been filed as Exhibit (d)(2) to the Schedule TO, which is incorporated by reference herein; provided that such confidentiality and standstill agreement shall expressly not prohibit, or adversely affect the rights of Burger King thereunder upon compliance by Burger King with any provision of the Merger Agreement, and in addition, (A) Burger King shall promptly provide to Parent any non-public information concerning Burger King or its subsidiaries to which any person is provided such access and which was not previously provided to Parent, and (B) Burger King shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information (or portions thereof) could reasonably be likely to be harmful to the operation of Burger King in any material respect; and (ii) engage in and maintain discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to any Takeover Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any Takeover Proposal.

No Solicitation.  After 11:59 p.m., New York City time, on October 12, 2010 until the effective time of the Merger, or, if earlier, the termination of the Merger Agreement in accordance with its terms, Burger King shall not, nor shall it permit any representative of Burger King to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of providing information) the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning Burger King or any of its subsidiaries related to, or to any person or group who would reasonably be expected to make, any Takeover Proposal, (iii) engage in any discussions or negotiations with respect thereto, (iv) approve, support, adopt, endorse or recommend any Takeover Proposal, or (v) otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations. Subject to the section of the Merger Agreement governing Burger King’s response to Takeover Proposals, at the No-Shop Period Start Date, Burger King shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person or groups (other than a Qualified Go-Shop Bidder (as defined below)) conducted theretofore by Burger King, its subsidiaries or any of their respective representatives with respect to any Takeover Proposal and shall use reasonable best efforts to require any other parties (other than a Qualified Go-Shop Bidder) who have made or have indicated an intention to make a Takeover Proposal to promptly return or destroy any confidential information previously furnished by Burger King, any of its subsidiaries or any of their respective representatives.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Takeover Proposal” means any inquiry, proposal or offer from any person or group providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 20% or more (based on the fair market value, as determined in good faith by Burger King Board) of assets (including capital stock of the subsidiaries of Burger King) of Burger King and its subsidiaries, taken as a whole, or (2)(A) Shares, which together with any other Shares beneficially owned by such person or group, would equal to 20% or more of the outstanding Shares, or (B) any other equity securities of Burger King or any of its subsidiaries, (b) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 20% or more of the outstanding Shares or any other equity securities of Burger King or any of its subsidiaries, (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving Burger King or any of its subsidiaries pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 20% or more of the aggregate voting power of Burger King or of the surviving entity in a merger or the resulting direct or indirect parent of Burger King or such surviving entity, or (d) any recapitalization, liquidation, dissolution or any other similar transaction involving Burger King or any of its material operating subsidiaries, other than, in each case, the transactions contemplated by the Merger Agreement.

•	“Qualified Go-Shop Bidder” means any person or group from whom Burger King or any of its representatives has received a Takeover Proposal after the execution of the Merger Agreement and prior to the No-Shop Period Start Date that Burger King’s board of directors determines, prior to or as of the No-Shop Period Start Date, in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal (as defined below).

•	“Superior Proposal” means any bona fide, written Takeover Proposal that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (a) 75% or more of the outstanding Shares or (b) 75% or more of the assets of Burger King and its subsidiaries, taken as a whole, in either case which Burger King Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable to the stockholders of Burger King from a financial point of view than the Offer and the Merger, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Takeover Proposal (including the person or group making the Takeover Proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in connection with a response to a change in recommendation by the board of directors of Burger King).

Burger King Board’s Recommendation; Adverse Recommendation Changes.  As described above, and subject to the provisions described below, the Burger King Board has made the Recommendation that the holders of the Shares accept the Offer, tender their Shares to Purchaser in the Offer and adopt the Merger Agreement. The Burger King Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and documents related to the Offer. The Merger Agreement provides that the Burger King Board will not effect an “Adverse Recommendation Change” (as defined below) except as described below.

Neither the Burger King Board nor any committee thereof shall (i) withdraw or rescind (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the Recommendation or the findings or conclusions of the Burger King Board described in the board resolutions adopted in connection with the execution of the Merger Agreement, (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) cause or permit Burger King or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than a confidentiality and standstill agreement with terms no less favorable to Burger King in any substantive respect than those contained in the confidentiality agreement between Burger King and an affiliate of Parent and Purchaser, or (iv) publicly proposed or announced an intention to take any of the foregoing actions (any action described in clauses (i), (ii), (iii) or (iv) an “Adverse Recommendation Change”).

The Burger King Board is entitled to make an Adverse Recommendation Change only if the Burger King Board determines in good faith (after consultation with its outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. However, the Burger King Board is not entitled to exercise its right to make an Adverse Recommendation Change or, solely with regards to a Superior Proposal, terminate the Merger Agreement in order to accept a Superior Proposal and enter into an agreement for such Superior Proposal immediately following or concurrently with the termination of the Merger Agreement (x) unless Burger King shall have provided prior written notice to Parent and Purchaser, at least three business days in advance, that it will effect an Adverse Recommendation Change or terminate the Merger Agreement in such circumstances and specifying the reasons for such actions and (y):

i. if the Adverse Recommendation Change is not being made as a result of a Superior Proposal, during such three business day period, if requested by Parent, Burger King shall have engaged in good faith negotiations with Parent to amend the Merger Agreement in such a manner that would otherwise obviate the need for such Adverse Recommendation Change; or

ii. if such Adverse Recommendation Change or termination is being made as a result of a Superior Proposal:

1) then the notice to Parent shall specify the identity of the party making such Superior Proposal and the material terms thereof and copies of all relevant documents relating to such Superior Proposal (any material amendment to the terms of any Superior Proposal (and in any event including any amendment to any price term thereof) shall require a new notice and the three business day period shall be reduced to one business day for any such new notice);

2) after providing any notice to Parent, Burger King shall, and shall cause its representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) during such three business day period (or one business day period if a notice is delivered due to a material amendment to the terms of any Superior Proposal) to make such adjustments in the terms and conditions of the Merger Agreement; and

iii. in the case of either clause (i) or clause (ii) above, the Burger King Board shall have considered in good faith any adjustments to the Merger Agreement (including a change to the price terms thereof) that may be offered in writing by Parent no later than 5:00 p.m., New York City time, on the third business day of such three business day period (or the first business day in certain circumstances) and shall have determined that (x) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect, or (y) in the case of an Adverse Recommendation Change not being made as a result of a Superior Proposal, no adjustment has been made that would obviate the need for such Adverse Recommendation Change, and (y) the findings contemplated by clause (i) above continue to be applicable such that an Adverse Recommendation Change should be made the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect.

The Merger Agreement does not prohibit Burger King from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders as, in the good faith determination of the Burger King Board, after consultation with its outside legal counsel, is required by applicable laws or (iii) making any “stop-look-and-listen” communication to the stockholders of Burger

King pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of Burger King) in which Burger King indicates that it has not changed the Recommendation.

Financing Efforts

Each of Parent and Purchaser shall use, and cause its affiliates to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions set forth in the Financing Agreements and any related Fee Letter, including using reasonable best efforts to seek to enforce (including through litigation) its rights under the Debt Commitment Letter in the event of a material breach thereof by the Financing sources thereunder, and shall not permit any amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Financing Agreements or any related Fee Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) from that contemplated in the Financing Agreements, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner adverse to Parent or Burger King, (iii) decreases the aggregate Equity Financing as set forth in the Equity Financing Commitment delivered on the date of the Merger Agreement, (iv) amends or modifies any other terms in a manner that would reasonably be expected to (x) delay or prevent the Offer Closing or the Merger Closing Date or (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, or (v) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Financing Agreements.

Burger King has agreed to use its reasonable best efforts to provide such reasonable cooperation as Parent may reasonably request in connection with the Debt Financing and certain other financing related matters.

Obligations to Use Bridge Financing.  Each of Parent and Purchaser shall use, and cause its affiliates to use, commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of the Bridge Financing (or any alternative debt financing) within ten calendar days after the date on which conditions of the Offer (other than the Financing Proceeds Condition) have been satisfied or waived or, if the Offer Termination has occurred, certain applicable conditions to the Merger have been satisfied or waived. Notwithstanding the foregoing, if it shall not be commercially reasonable to complete the utilization of such bridge financing by the tenth calendar day, Parent and Purchaser shall continue to use, and cause its affiliates to continue to use, commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of such Bridge Financing (or such alternative debt financing) as soon as reasonably practicable thereafter. Notwithstanding anything to the contrary contained in the Merger Agreement, and without regard to the then market conditions or other general economic conditions, including the interest rate and cost of the Debt Financing, and, for the avoidance of doubt, regardless of whether or not commercially reasonable, if all of the Offer conditions (other than the Financing Proceeds Condition) have been satisfied or waived or, if the Offer Termination has occurred, certain conditions have been satisfied or waived, then Parent shall consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of the Bridge Financing (or such alternative debt financing) in no event later than November 18, 2010.

Obligations with Respect to the Proxy Statement

The Merger Agreement provides that, on or before September 24, 2010, Burger King will prepare and file with the SEC in preliminary form a Proxy Statement relating to the Stockholders’ Meeting, which shall include the Recommendation with respect to the Merger, the Fairness Opinions and a copy of Section 262 of the DGCL. If the adoption of the Merger Agreement by Burger King’s stockholders is required by applicable law, then Burger King shall have the right at any time after the Proxy Statement Clearance Date (and Parent and Purchaser shall have the right, at any time after the later of such date and November 1, 2010, to request in writing that Burger King, and upon receipt of such written request, Burger King shall, as promptly as practicable and in any event within ten business days), (x) establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the adoption of the Merger Agreement, and (y) mail to the holders of Shares as of the record date established for the Stockholders’ Meeting a Proxy Statement.

Efforts to Close the Transaction

In the Merger Agreement, each of Burger King, Parent and Purchaser agreed to use its reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including making all necessary filings, notices, and other documents necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Statute

If any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws becomes applicable to Burger King, Parent or Purchaser, the Offer, the Merger, the Top-Up, including the acquisition of Shares pursuant thereto, or the other transactions contemplated by the Merger Agreement, Burger King and the members of its board of directors shall take such actions as are necessary to eliminate if possible, and otherwise to minimize, the effects of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

Indemnification and Insurance

Parent and Purchaser agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger, whether asserted or claimed prior to, at or after the effective time of the Merger, now existing in favor of the current or former directors, officers or employees of Burger King as provided in their respective employers’ certificates of incorporation or bylaws or other organizational documents or in any indemnification or other agreement will survive the Offer or the Merger and will continue in full force and effect and will not be, for a period of six years from the effective time of the Merger, modified in any manner that would adversely affect the rights thereunder of any individuals who at the effective time of the Merger were current or former directors, officers or employees of Burger King.

In addition, the Surviving Corporation agreed to indemnify and hold harmless each current and former director or officer of Burger King or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement of or in connection with or arising out of any action or omission in connection with such director’s or officer’s service to Burger King or any of its subsidiaries and the Merger Agreement and any transaction contemplated thereby.

For a period of six years after the effective time of the Merger, Parent shall maintain in effect the current or substitute policies of officers’ and directors’ liability insurance maintained by Burger King and its subsidiaries on terms and coverage amounts no less favorable than the terms of such policies in effect on the date of the Merger Agreement; provided that neither Parent nor the Surviving Corporation shall be required to expend annually in excess of 300% of the annual premium paid by Burger King in its last full fiscal year for such insurance coverage, but in such case shall purchase the greatest amount of coverage available for such amount. Alternatively, Burger King shall be entitled to purchase, at or prior to the effective time of the Merger, a “tail policy” on terms and conditions providing no less favorable benefits as the current policies of directors’ and officers’ liability insurance maintained by Burger King with respect to matters arising on or before the effective time of the Merger subject to the maximum premium listed in the immediate preceding sentence.

Stockholder Litigation

Each of Burger King, Parent and Purchaser shall keep the other parties reasonably informed regarding litigation relating to the Merger Agreement, the Offer, the Merger or the transactions contemplated thereby. Burger King agreed to promptly advise Parent orally and in writing and cooperate fully with Parent in connection with, and to consult with and permit Parent to participate in, the defense, negotiations or settlement of litigation relating to the Merger Agreement, the Offer, the Merger or the transactions contemplated thereby and Burger King will give consideration to Parent’s advice with respect to such litigation. Burger King will not compromise, settle, or come to a settlement arrangement regarding any such litigation without Parent’s consent.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements and access and confidentiality.

Continuing Pursuit of the Merger

If at any then-scheduled expiration date occurring after November 24, 2010 (i) any Offer condition has not been satisfied or waived, and (ii) the Expiration Date has occurred (which we refer to as the “Offer Determination Date,”) then Purchaser may irrevocably and unconditionally terminate the Offer if the Proxy Statement Clearance Date has occurred on or prior to such Offer Determination Date. In addition, Burger King has the right, exercisable by delivering written notice to Parent and Purchaser at any time after the Offer Determination Date to cause Purchaser to, and upon receipt of such written notice, Purchaser must terminate the Offer at the then-scheduled Expiration Date. The termination of the Offer pursuant to the foregoing process is referred to as the “Offer Termination.”

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after any approval of the Merger by the stockholders of Burger King:

•	by mutual written consent of Parent and Burger King;

•	by either Parent or Burger King:

•	if the Merger shall not have been consummated on or before March 2, 2011; provided that the right to terminate the Merger Agreement on such date shall not be available to Parent or Burger King if (x) the Offer Closing shall have occurred or (y) the failure of Parent or Burger King, as applicable, to perform any of its obligations under the Merger Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date;

•	if any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction is in effect enjoining or otherwise prohibiting the consummation of the Merger and such temporary restraining order, preliminary or permanent injunction, law or other judgment becomes final and non-appealable; provided that the right to terminate in this circumstance shall not be available to Parent or Burger King unless Parent or Burger King, as applicable, shall have complied with its obligations under the Merger Agreement to prevent, oppose or remove such temporary restraining order, preliminary or permanent injunction, law or other judgment; or

•	the Stockholder Approval shall not have been obtained at the duly convened stockholders’ meeting or at any adjournment or postponement thereof.

•	by Parent, if there is any breach or inaccuracy in any of Burger King’s representations or warranties set forth in the Merger Agreement or Burger King has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to (x) if the Offer Termination shall have occurred, the failure of a condition to the Merger regarding the accuracy of Burger King’s representations and warranties or Burger King’s compliance with its covenants or agreements or (y) if the Offer Termination shall not have occurred, the failure of a condition to the Offer regarding the accuracy of Burger King’s representations and warranties or Burger King’s compliance with its covenants or agreements, and (ii) (A) is not capable of being cured prior to March 2, 2011 or (B) is not cured within fifteen calendar days following Parent’s delivery of written notice to Burger King of such breach; provided that Parent shall not have the right to terminate the Merger Agreement in this circumstance if (x) Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements or (y) the Offer Closing shall have occurred;

•	by Burger King, if there is any breach or inaccuracy in any of Parent’s or Purchaser’s representations or warranties set forth in the Merger Agreement or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would (x) give rise to the failure of certain conditions or, (y) reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and (ii) (A) is not capable of being cured prior to March 2, 2011 or (B) is not cured within fifteen calendar days following Burger King’s delivery of written notice to Parent of such breach; provided that Burger King shall not have the right to terminate the Merger Agreement in this circumstance if (x) Burger

King is then in material breach of any of its representations, warranties, covenants or agreements hereunder or (y) the Offer Closing shall have occurred;

•	by Parent, in the event that any of the following shall have occurred: (i) an Adverse Recommendation Change; (ii) Burger King shall have delivered a notice to parent of its intent to effect an Adverse Recommendation Change, if Parent shall have given Burger King the right to enter into an Acquisition Agreement and such right has been available to Burger King for no less than twenty-four hours, (iii) Burger King failed to include in the Proxy Statement or the Schedule 14D-9, in each case, when mailed, the Recommendation and a statement of the findings and conclusions of the Burger King Board described in the board resolutions adopted in connection with the Merger Agreement, (iv) if, following the disclosure or announcement of a Takeover Proposal (other than a tender or exchange offer described in clause (v) below), Burger King’s board of directors shall have failed to reaffirm publicly the Recommendation within five business days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, or (v) a tender or exchange offer relating to securities of Burger King shall have been commenced and Burger King shall not have announced, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that Burger King recommends rejection of such tender or exchange offer (we refer to any of the forgoing actions as a “Triggering Event”); provided that Parent shall not have the right to terminate the Merger Agreement in this circumstance if (x) the Offer Closing shall have occurred or (y) if required by applicable law, the approval of the Merger by the stockholders of Burger King shall have been obtained;

•	by Burger King, in order to accept a Superior Proposal and enter into the Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that payment of the Burger King Termination Fee (as described below) shall be a condition to the termination of the Merger Agreement by Burger King in this circumstance;

•	by Burger King, if (i) (A) all the conditions of the Offer shall have been satisfied or waived as of the expiration of the Offer, and (B) Parent shall have failed to consummate the Offer promptly thereafter in accordance with the Merger Agreement, or (ii) (A) all the Offer Conditions (other than the Financing Proceeds Condition) shall have been satisfied or waived as of the expiration of the Offer, and (B) Parent shall have failed to consummate the Offer in accordance with the Merger Agreement, in the case of both clause (i) and (ii), Burger King shall have given Parent written notice at least one business day prior to such termination stating Burger King’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination; provided, however, that the termination right set forth in clause (ii) shall only be available from and after the close of business on November 18, 2010; or

•	by Burger King, after the close of business on November 18, 2010, if (i) all the conditions that are applicable to each party’s obligation to consummate the Merger (other than the purchase of the Shares to the extent the Offer Termination has occurred) and the conditions to the obligations of Parent and Purchaser to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which is capable of being satisfied at the Merger Closing), (ii) Parent shall have failed to consummate the Merger by the time required under the Merger Agreement, (iii) Burger King has notified Parent in writing that it stands and will stand ready, willing and able to consummate the Merger at such time, and (iv) Burger King shall have given Parent written notice at least one business day prior to such termination stating Burger King’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain designated provisions of the Merger Agreement which survive, including the termination, confidentiality, cooperation, specific performance, remedies, and limitation on liability provisions , among others, there will be no liability on the part of Parent, Purchaser or Burger King. No party is relieved of any liability for any breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination. No party is liable for punitive damages.

Termination Fees

•	Burger King has agreed to pay 3G Special Situations Fund II, L.P. a termination fee of $50 million if the Merger Agreement is terminated by Burger King prior to October 12, 2010 in order for Burger King to accept a Superior Proposal, with such fee being payable concurrently with, and as a condition to the effectiveness of, such termination.

•	Burger King has agreed to pay 3G Special Situations Fund II, L.P. a termination fee of $95 million as follows:

•	if the Merger Agreement is terminated by Burger King after October 12, 2010 in order for Burger King to accept a Superior Proposal, with such fee being payable concurrently with, and as a condition to the effectiveness of, such termination;

•	if the Merger Agreement is terminated by Parent upon an Adverse Recommendation Change or other Triggering Event (as described above), with such fee being payable within two business days following such termination; or

•	if (A) the Merger Agreement is terminated by Burger King or Parent due to (x) the failure of the Merger to be completed by March 2, 2011 or (y) the failure of the Burger King stockholders to adopt the Merger Agreement at the stockholders meeting, to the extent such stockholder approval is required by applicable law, or (ii) the Merger Agreement is terminated by Parent due to a material breach of Burger King’s representations, warranties, covenants or agreements set forth in the Merger Agreement as described above under “— Termination of the Merger Agreement”, other than any termination relating to such material breach to the extent such breach was the principal factor in the failure of the Offer or the Merger to be completed as described below, (B) prior to such termination a Takeover Proposal become publicly known and was not withdrawn, and (C) within 12 months after any termination of the Merger Agreement in the circumstances described in clause (A) above, Burger King enters into a definitive agreement providing for any transaction contemplated by any Takeover Proposal (which transaction is thereafter consummated) or consummates any Takeover Proposal, then such fee shall be paid on the date such transaction is consummated. For purposes of determining whether the termination fee is payable under the circumstances described in the previous sentence, the term Takeover Proposal has the meaning described below, except that the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

•	Burger King has agreed to pay 3G Special Situations Fund II, L.P. a termination fee of $175 million, if the Merger Agreement is terminated by Parent due to a breach by Burger King of any of its representations or warranties or the failure by Burger King to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform is the principal factor in the failure of the Offer or the Merger to be consummated; provided that Parent and Purchaser is not then in material breach of any of their representations, warranties, covenants or agreements set forth in the Merger Agreement, with such termination fee being payable within two (2) business days following such termination of the Merger Agreement.

•	Parent has agreed to pay Burger King $175 million, as follows:

•	if the Merger Agreement is terminated by Burger King due to a breach by Parent of any of its representations or warranties or the failure by Parent to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform is the principal factor in the failure of the Offer or the Merger to be consummated; provided that Burger King is not then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•	if the Merger Agreement is terminated by Burger King at such time as (i) (A) all the Offer conditions shall have been satisfied or waived as of the expiration of the Offer, and (B) Parent shall have failed to consummate the Offer promptly thereafter in accordance with the Merger Agreement, or (ii) (A) all the Offer conditions (other than the Financing Proceeds Condition) shall have been satisfied or waived as of the expiration of the Offer, and (B) Parent shall have failed to consummate the Offer in accordance with the Merger Agreement, in the case of both clause (i) and (ii), Burger King shall have given Parent written notice at least one (1) business day prior to such termination stating Burger King’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination; provided, however, that the termination right set forth in clause (ii) shall only be available from and after the close of business on November 18, 2010; or

•	if the Merger Agreement is terminated by Burger King, after the close of business on November 18, 2010, if (i) all the conditions that are applicable to each party’s obligation to consummate the Merger (other than the purchase of the Shares to the extent the Offer Termination has occurred) and the conditions to the obligations of Parent and Purchaser to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which is capable of being satisfied at the Merger Closing), (ii) Parent shall have failed to consummate the Merger by the time required under the Merger Agreement, (iii) Burger King has notified Parent in writing that it stands and will stand ready, willing and able to consummate the Merger at such time, and (iv) Burger King shall have given Parent written notice at least one (1) business day prior to such termination stating Burger King’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination.

Such $175 million termination fee shall be payable by Parent within two business days following the date of termination of the Merger Agreement in such circumstances.

Expense Reimbursement

If the Merger Agreement is terminated by Parent or Burger King due to the failure of the Burger King stockholders to adopt the Merger Agreement at the stockholders meeting, to the extent such stockholder approval is required by applicable law, then Burger King shall reimburse Parent for up to $15 million of the documented out-of-pocket fees and expenses of Parent, 3G Special Situations Fund II, L.P. or their affiliates in connection with the Merger Agreement.

Specific Performance

Parent, Purchaser and Burger King shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in any arbitration or any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled under the terms of the Merger Agreement at law or in equity. Notwithstanding the foregoing, Burger King’s right to obtain an injunction, or other appropriate form of specific performance or equitable relief, solely with respect to causing Parent and Purchaser to, or to directly, cause either the Equity Financing to be funded at any time but only simultaneously with the receipt of the Debt Financing or the Bridge Take-Down is subject to the requirements that:

(a)	with respect to any funding of the Equity Financing to occur at the consummation of the Offer closing, all of the conditions of the Offer (other than the Financing Proceeds Condition) are satisfied or waived as the expiration of the Offer, and, with respect to any funding of the Equity Financing to occur at the consummation of the Merger, all conditions with respect to obtaining Stockholder Approval and regulatory approval, as well as there being no temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger;

(b)	the Debt Financing (or, in the case any alternative financing that Parent and Purchaser are required or permitted to accept has been obtained, for all the Debt Financing), has been funded or would be funded in accordance with its terms at the consummation of the Offer or the Merger, as applicable, if the Equity Financing is funded at the consummation of the Offer or the Merger, as applicable, and

(c)	Burger King has irrevocably confirmed to Parent in writing that if the Equity Financing and the Debt Financing were funded, it would take such actions that are within its control to cause the consummation of the Merger.

Limitations of Liability

The maximum aggregate liability of 3G Special Situations Fund II, L.P., Parent and Purchaser (including the Parent Termination Fee) for damages or otherwise is limited to $175 million. Burger King can cause 3G Special Situations Fund II, L.P. to provide funds, subject to the maximum set forth in the Equity Commitment Letter between Burger King, Parent and 3G Special Situations Fund II, L.P., up to such aggregate limit to Parent to the extent provided in the Equity Commitment Letter, subject to the terms of the Equity Commitment Letter and the Limited Guaranty. In addition, the rights of Burger King pursuant to the Commitment Letter and the Limited Guaranty are the sole and exclusive remedy of Burger King and its affiliates against Parent and Parent’s affiliates in respect of monetary liabilities or obligations arising under the Merger Agreement. You will find a description of the Commitment Letter and the Limited Guaranty below and in Section 9 — “Source and Amount of Funds.”

The maximum aggregate liability of Burger King for damages or otherwise in connection with the Merger Agreement or any of the transactions contemplated thereby is limited to $175 million, provided that in no event shall Parent, on behalf of itself and its affiliates, be entitled to both (x) the receipt of the Company Termination Fee or the $175 million or recovery of monetary damages against Burger King or any of its subsidiaries and (y) specific enforcement of the Merger Agreement.

Fees and Expenses

Except for the provisions described under “Expense Reimbursement,” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment

The Merger Agreement may be amended by Parent, Purchaser or Burger King at any time before or after the Offer Closing or receipt of the Stockholder Approval; provided, however, that (x) after the Offer Closing, there will be no amendment that decreases the Offer Price or the Merger Consideration, and (y) after the Stockholder Approval has been obtained, no amendment will be made that by law requires further approval by the stockholders of Burger King without such approval having been obtained.

Governing Law

The Merger Agreement shall be governed by Delaware law.

Stockholder Tender Agreements

Concurrently with the execution of the Merger Agreement, certain private equity funds affiliated with each of TPG Capital, Bain Capital Partners and Goldman Sachs & Co. entered into Stockholder Tender Agreements with Burger King pursuant to which such stockholders have agreed to tender their Shares in the Offer upon the terms and subject to the conditions of such agreements and, if requested by Parent, to enter into customary voting agreements with Parent to vote such Shares in favor of the Merger. The Shares subject to the Stockholder Tender Agreements comprise approximately 31% of the outstanding Shares. The Stockholder Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement.

12.	Purpose of the Offer; Plans for Burger King.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Burger King. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The Burger King Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including the Top-Up, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of Burger King’s stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of Burger King’s stockholders for the adoption of the Merger Agreement. The Merger Agreement provides that Purchaser will be merged into Burger King and that the certificate of incorporation of Burger King, as amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the consummation of the merger, except that the name of the Surviving Corporation will be “Burger King Holdings, Inc.,” and the by-laws of Purchaser will be the certificate of incorporation and by-laws of the Surviving Corporation following the Merger.

Appraisal Rights.  Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Burger King will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Plans for Burger King.  Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that Burger King take all necessary action to enable Parent’s designees to be so elected or designated to the Burger King Board, subject to the requirement in the Merger Agreement regarding compliance with applicable law and the rules of the NYSE. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger. As has been previously announced, it is expected that following the consummation of the Merger, Bernardo Hees will be appointed as Chief Executive Officer of Burger King and Burger King’s current Chairman and Chief Executive Officer, John Chidsey, will assume a newly created position of Co-Chairman of the Burger King Board, with Alexandre Behring being appointed as Co-Chairman of the Burger King Board, alongside Mr. Chidsey.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Burger King will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent does not expect to continue Burger King’s regular dividend policy following the completion of the Merger. Parent will continue to evaluate the business and operations of Burger King during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Burger King or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Burger King or any of its subsidiaries, (iii) any change in the Burger King Board or management of Burger King, (iv) any material change in Burger King’s capitalization or dividend policy, (v) any other material change in Burger King’s corporate structure or business, (vi) a class of securities of Burger King being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Burger King being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held shares falls below 600,000, the total number of holders of Shares falls below 400 or Burger King’s average total global market capitalization over a consecutive 30 trading day period is less than $25 million. Shares held by officers or directors of Burger King or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to Burger King, as of September 13, 2010, 136,465,856 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser can not predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.  The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Burger King upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Burger King to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Burger King to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Burger King. Furthermore, the ability of “affiliates” of Burger King and persons holding “restricted securities” of Burger King to dispose of such securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, Burger King will not, and will not allow its subsidiaries to, authorize or pay (other than the payment of the fiscal 2011 first quarter dividend of $0.0625 per Share, which was declared on August 19, 2010 and is payable on September 30, 2010 to stockholders of record on September 14, 2010) any dividends on or make any distribution with respect to the outstanding Shares.

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to promptly pay for or return tendered

Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if at the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement):

•	the Minimum Tender Condition has not been satisfied;

•	the applicable waiting periods under the HSR Act have not expired and the consummation of the Offer or the Merger are not unlawful under certain foreign merger control laws;

•	the Financing Proceeds Condition has not been satisfied;

•	there has been a change, event or occurrence since September 2, 2010 that has had or would reasonably be expected to have a Material Adverse Effect;

•	as of immediately prior to the Expiration Date, Burger King is not solvent (determined before giving effect to the incurrence of the debt financing and the consummation of the transactions contemplated by the Merger Agreement and the debt financing);

•	the Burger King Board has changed its recommendation that holders of Shares tender their Shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger or has failed to publicly re-affirm its recommendation within five business days of Parent’s request in response to a takeover proposal or has failed to announce its rejection of a competing tender or exchange offer for Burger King’s securities within 10 business days of the commencement of such tender or exchange offer;

•	if Parent or Purchaser will not own at least 90% of the Shares immediately after the completion of the Offer and, therefore, the exercise of the Top-Up is necessary to ensure that Parent or Purchaser owns at least 90% of the Shares immediately after the completion of the Offer, there exists under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser, (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares;

•	a Triggering Event has occurred;

•	the Merger Agreement has been terminated in accordance with its terms; and

•	any of the following conditions has occurred and is continuing as of the expiration of the Offer:

•	there is any restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer;

•	any of the representations and warranties of Burger King (A) relating to capital structure, authorization, voting requirements and state takeover statutes shall not be true and correct in all material respects, (B) relating to the absence of certain changes or events shall not be true and correct without disregarding the “Material Adverse Effect” qualification set forth therein and (C) otherwise contained in the Merger Agreement, other than those described in (A) and (B) above, shall not be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein), except, in the case of this clause (C), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and except, in each case, to the extent such representations and warranties are made as of a specific date (in which case such representations and warranties shall not be true and correct (subject to such qualifications) as of such specific date only); or

•	Burger King has failed to perform or comply in all material respects with its obligations required to be performed or complied with by it under the Merger Agreement.

At the request of Parent, Burger King must deliver to Parent a certificate executed on behalf of Burger King by the chief executive officer or the chief financial officer of Burger King certifying that the condition relating to (i) the trueness and correctness of Burger King’s representations and warranties, (ii) Burger King’s performance of its obligations under the Merger Agreement and (iii) the satisfaction of the conditions set forth in (e) and (f) above, have each been satisfied as of the expiration of the Offer.

For purposes of determining whether the Minimum Tender Condition has been satisfied and the determination as to whether the Top-Up can be exercised, as described above, Parent and Purchaser have the right to include or exclude for purposes of their determination Shares tendered in the Offer pursuant to the guaranteed delivery procedures.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Burger King with the SEC and other publicly available information concerning Burger King, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Burger King’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Burger King’s business, or certain parts of Burger King’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Litigation

On September 3, 2010, a class action complaint was filed in the Circuit Court for the County of Miami-Dade, Florida, captioned Belle Cohen v. David A. Brandon, et. al., Case No. 10-48395CA 32, by purported stockholders of Burger King, in connection with the Offer and the Merger. The complaint names as defendants Burger King, each member of the Burger King Board (which we refer to as the “Individual Defendants”) and 3G Capital. The suit alleges that the Individual Defendants breached their fiduciary duties to Burger King’s stockholders in connection with the proposed transaction and that 3G Capital and Burger King aided and abetted the purported breaches of fiduciary duties. The complaint includes, among other things, allegations that the Individual Defendants have failed to explore alternatives to the Offer, that consideration to be received by the holders of Shares is unfair and inadequate; and that the proposed transaction employs a process that does not maximize stockholder value. The complaint seeks damages.

Also on September 3, 2010, two putative stockholder class action suits styled as Melissa Nemeth v. Burger King Holdings, Inc., et al., Case No. 10-48424CA05 and Darcy Newman v. King Holdings, Inc., et al., Case No. 10-48422CA30 were filed in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida against the Individual Defendants, Burger King and 3G Capital and Parent. The complaints generally allege that the Individual Defendants breached the fiduciary duties by engaging in self-dealing and obtaining for themselves personal benefits not shared equally by the holders of Shares. The complaints include, among other things, allegations that the consideration to be received by the holders of Shares is unfair and inadequate; and that the proposed transaction employs a process which renders it unlikely that a higher bid will emerge for Burger King. The complaints also allege that 3G Capital and Burger King aided and abetted these alleged breaches of fiduciary duties. The complaints seek class certification and certain forms of injunctive relief, including enjoining the Merger and rescinding the Merger Agreement.

Also on September 3, 2010, another putative stockholder class action suit styled as Vijayalakshmi Venkataraman v. John W. Chidsey, et al., Case No. 10-48402CA13 was filed in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida against the Individual Defendants, Burger King and 3G Capital Management Inc. The complaint generally alleges that the Individual Defendants breached their fiduciary duties by pursuing a transaction which is the product of a flawed process which promotes self-dealing and fails to maximize stockholder value. The complaint includes, among other things, allegations that the 40-day “go-shop” period is inadequate and the proposed transaction is a plan to enable Burger King’s private equity investors to “dump” their Shares. The complaint also alleges that Burger King and 3G Capital Management Inc. aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification and certain forms of injunctive relief, including enjoining the Merger and rescinding the Merger Agreement.

The plaintiffs in all four actions have filed a joint agreed motion to consolidate these actions and to appoint plaintiffs’ co-lead counsel. In addition, Burger King has filed a motion to transfer the actions to the Complex Business Litigation Section of the Court, which Plaintiffs have agreed not to oppose.

On September 8, 2010, another putative stockholder class action suit captioned as Roberto S. Queiroz v. Burger King Holdings, Inc., et al., Case No. 5808-VCP, was filed in the Delaware Court of Chancery against the Individual Defendants, Burger King, 3G Capital, 3G Special Situations Fund II, L.P., Parent, and Purchaser. The complaint likewise generally alleges that the Individual Defendants breached their fiduciary duty to maximize shareholder value by entering into the proposed transaction via an unfair process and at an unfair price, and that the Merger Agreement contains provisions that unreasonably dissuade potential suitors from making competing offers. The complaint further alleges that the Individual Defendants engaged in self-dealing and obtained for themselves personal benefits not shared equally by the shareholders. Specifically, the complaint includes allegations that the “Top-Up” provisions in the Merger Agreement likely lead to a short form merger without obtaining stockholder approval, that the termination fees are unreasonable, that the “no shop” restriction impermissibly constrains Burger King’s ability to communicate with potential acquirers, and that the consideration to be received by holders of Shares is unfair and inadequate. The complaint also alleges that Burger King and 3G Special Situations Fund II, L.P. aided and abetted these alleged breaches of fiduciary duty. The complaint seeks class certification, injunctive relief, including enjoining the Merger and rescinding the Merger Agreement, an accounting, costs of the action as well as attorneys’ and experts’ fees. Burger King and the Individual Defendants filed an answer to the complaint on September 9, 2010 substantially denying the allegations of wrongdoing contained therein. 3G Special Situations Fund II, L.P., Parent and Purchaser filed an answer in this action on September 15, 2010.

Burger King, the Burger King Board, Parent, Purchaser, 3G Special Situations Fund II, L.P. and related entities intend to vigorously defend the claims raised in these lawsuits.

State Takeover Statutes

A number of states (including Delaware, where Burger King is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL (which we refer to as “Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. Burger King has opted out of Section 203, so these restrictions will not be applicable to Parent and Purchaser.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Burger King, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance

United States Antitrust Compliance.  Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) relating to its proposed acquisition of Burger King on September 16, 2010. Burger King intends to file its Premerger Notification and Report Form with the FTC and the Antitrust Division promptly thereafter. Consequently, the required waiting period with respect to the Offer will expire on October 1, 2010, unless earlier terminated.

Under the provisions of the HSR Act, applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Burger King or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Mexico Antitrust Compliance.  Under Articles 16-22 of Mexico’s Federal Law of Economic Competition along with Articles 15-27 of Mexico’s new Regulations to the Competition Law, certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Competition Commission (which we refer to as “Mexican FCC”) and certain waiting period requirements have been satisfied. The initial statutory review period can range between 15 and 35 working days from receipt of a complete notification, depending on whether the notification is made under the so-called fast-track procedure or the general procedure. Transactions notified under the general procedure or under the fast-track procedure may not be completed for 10 working days following the date of notification. If the Mexican FCC does not issue a suspension order during the 10-day period, the parties may close the transaction without incurring the risk of any fine on day 11 and any time thereafter. If the Mexican FCC issues a bar on closing order during the initial waiting period, the parties must refrain from closing the transaction until the Mexican FCC issues a decision. Burger King and Parent expect to make a filing with the Mexican FCC on September 21, 2010. Consequently, the required waiting period with respect to the Offer is expected to expire on October 12, 2010.

Turkey Antitrust Compliance.  Under Articles 7, 10, 11, and 12 of the Law on the Protection of Competition, No. 4054, dated 7 December 1994, and the Competition Authority Comminique No. 1997/1 on the Mergers and Acquisitions Calling for the Authorization of the Competition Board, as amended by Communiques No. 1998/2, No. 1998/6, No. 2000/2 and 2006/2, certain acquisition transactions may not be consummated unless certain information has been furnished to the Turkish Competition Authority (which we refer to as the “TCA”) and certain waiting period requirements have been satisfied. The TCA must notify the parties of its decision to approve a transaction or to open a prolonged in-depth investigation within 30 calendar days following the receipt of a complete notification, unless the TCA requests additional information. If the TCA requests additional information, the 30-day review period will start again as of the date of submission of the requested information. A notifiable transaction is invalid and unenforceable under Turkish law until the date of approval of the TCA. Burger King and Parent expect to make a filing with the TCA on September 17, 2010. Consequently, the required waiting period with respect to the Offer is expected to expire on October 18, 2010.

17.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Burger King.”

SCHEDULE I
INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES

•	In an Order issued on June 11, 2008, the Federal District Court for the Southern District of New York in CSX Corporation v. The Children’s Investment Fund Management (UK) LLP et al., (i) held that the reporting group, including 3G Capital, 3G Capital Partners, L.P., 3G Fund, L.P. and Mr. Behring, failed to timely file a Schedule 13D in connection with its formation under Section 13(d) of the Securities Exchange Act of 1934, as amended; and (ii) enjoined the reporting group from future violations of Section 13(d). The Court’s decision is on appeal.

•	A separate investment fund that is affiliated with 3G Capital Partners, Ltd. owns cash-settled equity swaps (which we refer to as the “Swaps”) that reference Shares with a nominal amount of less than 4.3% of the Shares outstanding, based on the number of Shares as of the date of this Offer to Purchase. Consequently, the Swaps provide economic exposure to less than 4.3% of the Shares outstanding. The Swaps do not provide 3G Capital Partners, Ltd. or any of its affiliates with direct or indirect voting, investment or dispositive control over any securities of Burger King and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of Burger King. The investment fund has not made any trades in the Swaps during the preceeding six months.

Parent.  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Parent. Unless otherwise indicated, the current business address of each person is c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.

Present Principal Occupation or Employment;
Name and Address	Citizenship	Name, Material Positions Held During the past Five Years

Alexandre Behring, Director and President	Brazil
Alexandre Behring has been Co-founder, Managing Partner and Board Member of 3G Capital, Inc. since late 2004. Previously, he served as Chief Executive Officer of America Latina Logistica (ALL), Latin America’s largest railroad and logistics company, from July 1998 to December 2004 and served as a member of the board’s Management Committee since December 1996. Mr. Behring has served as a director of the railroad CSX Corporation since 2008.

Previously, Mr. Behring was a Partner and Board Member of GP Investimentos from 1994 to 2004 and Co-founder and Managing Partner of Modus OSI Technologies before then.

Bernardo Piquet, Vice President and Secretary	Brazil	Bernardo Piquet joined 3G Capital, Inc. in July 2005 and became a Partner in January 2008. He previously worked as Senior Vice President at Safra National Bank of New York and as a Senior Consultant at the New York Stock Exchange.
Daniel Schwartz, Vice President and Secretary	United States	Daniel Schwartz joined 3G Capital, Inc. in February 2005 and became a Partner in January 2008. He previously worked for Altair Capital Management, a Stamford, Connecticut-based hedge fund, from 2003 to 2004. Prior to this, he worked as an Analyst in the Mergers & Acquisitions group at Credit Suisse First Boston from 2001 to 2003.

Purchaser.  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.

Present Principal Occupation or Employment;
Name and Address	Citizenship	Name, Material Positions Held During the past Five Years

Alexandre Behring, Director and President	Brazil	See response for Parent
Bernardo Piquet, Vice President	Brazil	See response for Parent
Daniel Schwartz, Vice President and Secretary	United States	See response for Parent

3G Special Situations Fund II, L.P. 3G Special Situations Partners, Ltd., a Cayman Islands exempted company, is the general partner of 3G Special Situations Fund II, L.P. 3G Capital Partners, Ltd, a Cayman Islands exempted company, is the general partner of 3G Capital Partners, L.P., a Cayman Islands limited partnership which owns 100% of the equity interest in 3G Special Situations Partners, Ltd.

3G Special Situations Partners, Ltd. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director of 3G Special Situations Partners, Ltd. Unless otherwise indicated, the current business address of each person is c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.

Present Principal Occupation or Employment;
Name and Address	Citizenship	Name, Material Positions Held During the past Five Years

Alexandre Behring, Managing Director	Brazil	See response for Parent
Bernardo Piquet, Director	Brazil	See response for Parent
Daniel Schwartz, Director	United States	See response for Parent
Alex Perez, Director	Brazil	Alex Perez joined the predecessor to 3G Capital, Inc.’s New York investment office in 2002 and became a Partner in January 2005. Previously, he was CFO of São Carlos Empreendimentos e Participações from 1999 to 2002 and a Trader at GP Investimentos from August 1993 to February 1999.
Luis Moura, Director	Brazil	Luis Moura joined 3G Capital, Inc. in January 2005 and became a Partner in July 2005. Previously, he was a Portfolio Manager for US equities and Head of Research at JGP S.A., a global macro hedge fund, from 1998 to 2004. Prior to JGP, Mr. Moura was a corporate finance Analyst and equities Portfolio Manager at Banco Pactual S.A. He also worked as an Analyst at Citibank in the Corporate Finance Group.

3G Capital Partners, Ltd. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director of 3G Capital Partners LTD. Unless otherwise indicated, the current business address of each person is c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.

Present Principal Occupation or Employment;
Name and Address	Citizenship	Name, Material Positions Held During the past Five Years

Alexandre Behring, Director and President	Brazil	See response for Parent
Bernardo Piquet, Vice President	Brazil	See response for Parent
Daniel Schwartz, Vice President and Secretary	United States	See response for Parent
Alex Perez, Director	Brazil	See response for 3G Special Situations Fund Partners, Ltd.
Luis Moura, Director	Brazil	See response for 3G Special Situations Fund Partners, Ltd.
Bernardo Hees, Director	Brazil	Bernardo Hees joined 3G Capital, Inc. as a Partner in July 2010. Previously, he was Chief Executive Officer of America Latina Logistica (ALL), Latin America ’s largest railroad and logistics company, since January 2005 and served on its Board of Directors. He served as Chief Operating Officer at ALL since November 2003.
Marc Mezvinsky, Director	United States	Marc Mezvinsky joined 3G Capital, Inc. in April 2008 as a Partner. He previously worked for Goldman Sachs & Co. from 2002 to 2008.
Claudio Bahbout, Director	Brazil	Claudio Bahbout joined the predecessor to 3G Capital, Inc.’s New York investment office in April 2004 and became a Partner in January 2010. Previously, he worked for JGP, a Rio de Janerio, Brazil-based hedge fund.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Burger King or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

BNY MELLON SHAREOWNER SERVICES

By Registered or Certified Mail:	By Facsimile Transmission: (For Eligible Institutions Only)	By Overnight Courier:
BNY Mellon Shareowner Services Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	(201) 680-4626 Confirm Facsimile by Telephone: (201) 680-4860 (For Confirmation Only)	BNY Mellon Shareowner Services Corporate Action Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 714-3313
Email: tender@dfking.com